
verizon



THE

WORLD'S BIGGEST CHALLENGES
DESERVE EVEN BIGGER SOLUTIONS.

[POWERFUL ANSWERS]

2013 ANNUAL REPORT

Financial Highlights

AS OF DECEMBER 31, 2013



Consolidated Revenues (BILLIONS)
$110.9
$115.8
$120.6
11
12
13
Cash Flows from Operating Activities (BILLIONS)
$29.8
$31.5
$38.8
11
12
13
Reported Diluted Earnings per Share
$0.85
$0.31
$4.00
11
12
13
Adjusted Diluted Earnings per Share (NON-GAAP)
$2.15
$2.24
$2.84
11
12
13
Dividends Declared per Share
$1.975
$2.030
$2.090
11
12
13

Corporate Highlights

- $22.2 billion in free cash flow (non-GAAP)
- 4.1% growth in operating revenues
- 18.6% total shareholder return
- 2.9% annual dividend increase
- 4.5 million wireless retail net additions*
- 0.97% wireless retail postpaid churn

- 49.5% wireless segment EBITDA service margin (non-GAAP)
- 8.0% growth in wireless retail service revenues
- 648,000 FiOS Internet subscriber net additions
- 536,000 FiOS Video subscriber net additions
- 14.7% growth in FiOS revenues
- 4.9% growth in wireline consumer retail revenues

* Excludes acquisitions and adjustments

See www.verizon.com/investor for reconciliations to U.S. generally accepted accounting principles (GAAP) for the non-GAAP financial measures included in this annual report.

Forward-Looking Statements

In this report we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the "SEC"), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our transaction with Vodafone in the timeframe expected or at all; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers' provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

In keeping with Verizon's commitment to protect the environment, this report was printed on paper certified by the Forest Stewardship Council (FSC). By selecting FSC-certified paper, Verizon is helping to make a difference by supporting responsible forest management practices.

Chairman's Letter


THE
RLD'S BIGGES CHA
SERVE EVEN SO
[POWE ERS]

Dear Shareowner,

Thirty years ago, the first commercial cell phone call was made on a Motorola DynaTAC phone that weighed almost two pounds and cost around $4,000. Today we're very close to having as many cell phones as there are people on earth. Almost 40 percent of the world's population is connected to the Internet.

An increasing number of mobile Internet connections are being embedded in electronics, cars, buildings and energy systems to create an Internet of Things, which together with cloud computing is transforming the physical world into a giant, programmable information system.

In three decades, the mobile broadband revolution has become the most powerful innovation engine on earth, transforming every industry and society it touches—and, frankly, we're just getting warmed up. Verizon sits at the convergence of all these great, disruptive technologies and, thanks to the momentum we generated during a successful 2013, we are in a better position than ever to take advantage of the growth opportunities in this dynamic business.

The big strategic milestone for us in 2013 was our agreement to purchase the portion of Verizon Wireless owned by Vodafone, which gives us 100 percent ownership of the crown jewel of the global wireless industry. We also strengthened our portfolio of enterprise strategic services with a reinvented cloud product suite, the launch of a mobile health platform and acquisitions in the fast-growing market of mobile video delivery.

Throughout it all, we kept our focus on consistent execution, excellent customer service and the network quality that has become a Verizon trademark. As a result, we delivered excellent operating and financial results in 2013 and positioned our company for continued leadership in 2014 and beyond.

DELIVERING STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

As always, Verizon's fundamental strength is rooted in our network superiority and focus on customers.

In 2013, we extended the reach and capacity of our wireless, fiber and global Internet Protocol (IP) networks. We substantially finished the build-out of our 4G LTE wireless network, which now reaches more than 500 markets and 97 percent of the U.S. population. We continue to enhance the vital trade routes of the digital economy by deploying 100 gigabit Ethernet speeds



The Verizon Innovative Learning Schools program provides grants to train teachers on the most effective way to use technology in the classroom to engage students. For more information on Verizon's commitment to K-12 education, visit responsibility.verizon.com

in our enterprise networks in Europe and the U.S., and we have successfully trialed 200 gigabit speeds on our long-haul route between New York City and Boston. In our all-fiber residential network, which now passes 18.6 million households, our faster FiOS Quantum service has proven to be a real growth driver, with more than 1 million customers signing up for its broadband speeds of up to 500 megabits per second. In addition, we accelerated our transition to a more efficient technology platform by converting 330,000 copper lines to fiber. Our commitment to network quality earned us numerous third-party accolades in 2013, including J.D. Power's top rating for wireless quality.

These networks are a powerful distribution platform for the innovative products and services that are fueling our growth. We ended the year with 102.8 million wireless connections, 6.1 million FiOS Internet subscribers and 5.3 million FiOS Video subscribers.

Wireless service revenues grew by 8.3 percent in 2013. We continue to introduce a steady stream of smartphones and tablets by a range of leading manufacturers, including a new family of Motorola DROIDs, the iPhone 5C and 5S, the first-ever Windows tablet and a 4G LTE version of Amazon's Kindle. About 70 percent of our postpaid customers now have smartphones, helping us reach the strongest wireless EBITDA service margins in our history. (EBITDA means "earnings before interest, taxes, depreciation and amortization.")

Total FiOS revenues were up 14.7 percent for the year. Consumer wireline revenues grew at a very healthy 4.9 percent a year, largely driven by FiOS. On the enterprise side, sales of strategic services such as security, cloud and telematics increased by 4.6 percent despite a challenging macroeconomic environment faced by our business and government customers. These services now account for nearly 60 percent of enterprise revenues.

The loyalty of Verizon's customer base gives us a resilient and stable business model in a highly competitive marketplace. Verizon Wireless has the lowest customer churn of all major providers; FiOS was the only provider in the east region to receive J.D. Power awards for customer satisfaction with television, phone and Internet in 2013; Frost & Sullivan recognized the quality of our enterprise managed security services; and for the third year in a row, Fortune magazine has ranked Verizon No. 1 in the telecommunications sector of the publication's list of the World's Most Admired Companies.

We're also delivering value to customers and investors by streamlining our operations, simplifying our processes and listening to our customers. The Verizon Lean Six Sigma process improvement model has put new tools in our toolbox for fixing inefficient systems, yielding billions in operating and capital efficiencies in 2013. Our enterprise business made excellent progress in integrating its systems and implementing a rapid delivery model to lower costs and improve service. We also took steps to reinvent the retail environment in our Verizon Wireless stores by opening the first Destination Store at the Mall of America in Minneapolis, featuring lifestyle zones that reflect the breadth of ways in which customers are incorporating wireless products into their daily lives.

This disciplined focus on customer service, growth and profitability resulted in strong financial performance in 2013. We generated $120.6 billion in operating revenues, up 4.1 percent from 2012, with growth coming from all our strategic areas of wireless, FiOS and strategic enterprise services. Adjusted operating income (non-GAAP) grew more than 21 percent compared with 2012. We generated $38.8 billion in cash flow from operating activities, up 23.3 percent year over year, and posted our highest full-year adjusted consolidated EBITDA margin in eight years.

On an adjusted basis (non-GAAP), earnings per share were $2.84, up 26.8 percent from 2012. Reported earnings per share were $4.00 for 2013, compared with 31 cents per share in 2012. For shareowners, this translated to a total annual return of 18.6 percent, including our seventh consecutive dividend increase.

To sum up, we ended 2013 stronger and more competitive than ever, with great momentum in our growth businesses. Our job in 2014 and beyond is to take full advantage of these opportunities.

TAKING MOBILE TO THE NEXT LEVEL

We took the first step down that road early in 2014 by completing our acquisition of Vodafone's share of Verizon Wireless. We have operated Verizon Wireless in partnership with Vodafone Group Plc since 2000. Over that time, we've built it into the largest and most profitable company in the U.S. wireless industry. By owning 100 percent of Verizon Wireless, we will retain all of its cash flows, giving us the ability to invest in new technologies and address customer demands while having an immediate accretive impact to earnings of about 10 percent excluding non-operational items.

Having greater financial flexibility will enable us to respond quickly to the significant growth opportunities within our current wireless business. About one-third of our customers still don't have smartphones, giving us plenty of headroom to benefit from this profitable trend. Our "More Everything" data plans—now almost half of our base—encourage customers to add tablets and other devices, which we expect will drive penetration levels beyond 100 percent.

More broadly, mobile networks are becoming the platform for most of the world's digital cargo—including voice, data and, increasingly, video—giving rise to whole new industries such as mobile commerce, mobile video delivery, telemedicine and distance learning that represent the next growth wave in our industry. This is where the new, post-transaction Verizon will have the biggest value-creating opportunity of all—not just in wireless, but across our entire company.

GROWING THROUGH CONVERGED SOLUTIONS

We have spent several years transforming Verizon into a company that can serve the needs of the digital economy. Thanks to our steady investment in technology, few if any companies can match the reach and power of Verizon's world-class wireless and broadband networks. In addition, we have built or acquired the capabilities we need to provide integrated solutions that meet the increasingly complex requirements of our customers. Through Verizon Terremark, we operate some of the world's most advanced data centers and provide state-of-the-art cloud services for enterprise customers. We provide the vital security services that are so critical to the future of mobile commerce and cloud computing. Verizon Telematics is a leader in the connected-car business and is on the forefront of the emerging machine-to-machine marketplace. We have built a substantial presence in the delivery of digital video across fiber, mobile and cloud platforms, and we are creating new businesses in vertical markets such as healthcare and energy management.

In 2013, we leveraged these assets to make important additions to our portfolio of connected solutions.

CLOUD

Much like their counterparts in the consumer marketplace, enterprise customers want unprecedented control over their technology. As businesses move more and more data storage, customer information and information technology functions to the cloud, they increasingly expect those services

VERIZON WIRELESS

The Nation's Largest 4G LTE Network



- Verizon 4G LTE covers 97 percent of the U.S. population.
- Only Verizon's 4G network is 100 percent 4G LTE. Other networks use a blend of wireless technologies, but 4G LTE is the gold standard.
- More customers recommend Verizon to friends and family over any other wireless network.*
- More people stay with Verizon than any other wireless network.**

* Based on Russell Research "Wireless Service Provider Recommendation Study" - Among respondents who had an opinion.

** Based on Q4 2013 wireless industry churn results.

VERIZON ENTERPRISE SOLUTIONS

A Global Footprint Serving 99% of the Fortune 500



- Verizon's mesh network provides industry-leading availability rates exceeding 99.9999 percent.
- Verizon carries IP, data, and voice traffic on more than 80 submarine cable networks worldwide.
- Verizon operates satellite links to more than 200 teleports in approximately 90 countries.
- We offer Private IP service in 130 countries/territories.

to be available for delivery on demand over any platform, at a time and place of their choosing, tailored to their unique requirements.

At Verizon, we are innovating to stay ahead of this trend and to put greater choice and control in the customer's hands.

In 2013, we unveiled a transformational cloud platform and portfolio of services, backed by our global IP network, global data centers and managed security services. We designed our next-generation enterprise cloud around the needs of the "on-demand" data customer, on an innovative pay-as-you-go model that combines the economy and flexibility of the public cloud with the security and reliability of the private cloud. With the new Verizon Cloud, customers can configure their own storage, applications and virtual machines with the click of a mouse and change their systems in a matter of seconds as their business requires—a radically new approach that allows us to deliver secure, enterprise-level cloud services to companies of any size. We launched a trial of the new Verizon cloud in 2013 and expect to launch commercial service in the second half of 2014.

VIDEO

Experts predict that video will comprise almost 70 percent of all consumer Internet traffic by 2017, with much of that carried by wireless networks. Providers of digital content—including movie studios, cable systems and broadcasters, and online video publishers—face complex technical challenges in moving their content over broadband and wireless networks to a rapidly proliferating number of screens and end users.

At Verizon, we are building a one-stop shop to solve this problem for content providers—including our own FiOS Video service—who want to mobilize video across all platforms and devices. The core of this business is Verizon Digital Media Services, a content delivery network that takes in digital content to our cloud, then packages and distributes it over our global IP and 4G LTE wireless networks in the proper format to users on any device or screen. In 2013, we acquired two specialized companies—EdgeCast and upLynk—that will enhance our capabilities in digital video delivery as we integrate them into our media services company.

We also strengthened our position in next-generation video with the February 2014 purchase of the Internet video platform OnCue from Intel. We expect the OnCue platform to improve our FiOS Video service by simplifying the installation process and integrating live TV, video-on-demand and linear programming into a more seamless viewing experience. We also expect the platform's all-IP capabilities to make it easier to deliver FiOS content across wireless networks and set the stage for us to be a true nationwide video provider.

VERIZON FiOS

The Power of Fiber Optics

Today:
Verizon's 100% fiber-optic FiOS network enables Internet speeds up to 500 Mbps, provides more than 485 TV channels and offers digital phone quality with 99.9% network reliability. Whether you're watching HD movies, streaming music or gaming with friends, FiOS powers the multiple devices we use in our everyday lives.



Tomorrow:
FiOS will deliver the power and vast capacity of a 100% fiber-optic broadband connection—essential for our smart homes and connected lives in the days to come. The all-fiber connectivity of Verizon's FiOS network will help future-proof our world.

VERIZON INNOVATION PROGRAM

An Ecosystem of Innovators


New Solutions
Service Providers
Application Providers
Technology Providers
Technology Standards
Non-Traditional Products and Services
Verizon Wireless
Platform Device Software
Chipsets/Components Infrastructure Equipment, Devices
4G LTE

Located in the Boston and San Francisco areas, the Verizon Innovation Centers were created to help a wide range of entrepreneurs and inventors connect their new devices and software to the Verizon Wireless 4G LTE network. Each company brings their unique expertise and commitment to creating innovative, market-driving products, services, and applications. With 4G LTE at its core, our ecosystem helps non-traditional wireless products, services and applications navigate the development and testing process, so they can reach the market faster.

By combining these capabilities with the power of our FiOS customer base and more than 100 million wireless connections, Verizon has the potential to be a formidable force in the video marketplace of the future.

CONNECTED CARS

The number of connected cars worldwide is predicted to grow sixfold by 2020, to more than 150 million worldwide. And with more and more app development focused on the driving experience, the smart car is becoming a platform for innovation, much as the smartphone is today.

Verizon is a big player in this growing marketplace. Through our wireless and telematics businesses, we provide wireless connectivity and services like navigation, search and streaming video to major car companies such as Mercedes-Benz, Volkswagen, Toyota and, most recently, Hyundai, which will embed Verizon's wireless capabilities in all its U.S. cars and trucks starting with its 2015 models. We also expanded our fleet business in 2013, which uses sensors, remote diagnostics and cloud computing in combination with wireless connectivity to provide new tools for managing large vehicle fleets efficiently. We have deployed 18,000 such devices in our own fleet and field operations, generating substantial savings in time and fuel costs.

The connected car platform gives us lots of headroom for growth as we connect vehicles, first to one another and then to the transportation infrastructure itself—eventually linking to a smart platform that will be able to regulate traffic, connect autonomous driving cars, facilitate car and bike sharing and optimize public transportation. These connected transportation systems have the potential to reduce congestion, lower emissions and improve fuel efficiency on a big scale.

HEALTHCARE

Another major strategic imperative for us is to provide integrated solutions that help companies in a number of vertical markets transition successfully to the digital and mobile era. Chief among these is healthcare, which now makes up about one-sixth of the U.S. economy. Like everything else in the digital economy, medicine is going mobile—and with that shift come enormous challenges about how to share sensitive, confidential medical information quickly, reliably and securely.

Verizon is deploying our expertise in security, mobility and data storage to address this challenge. In 2012, we launched a cloud and data service infrastructure to help the healthcare industry meet the requirements of the Health Insurance Portability and Accountability Act (HIPAA) for safeguarding patient information. This HIPAA-compliant cloud offers medical providers a secure environment in which to share electronic medical records, consult with providers and patients, and transmit radiology images and the like among hospitals, payers and physician networks.

In 2013, we launched our Converged Health Management solution, a patient-monitoring service that provides doctors with up-to-date data from connected biometric devices. With this service, patients receive an FDA-cleared remote monitoring system with which they can record vital data such as blood pressure, glucose levels and weight. The system sends the information wirelessly to secure servers in our HIPAA-compliant cloud, where it can be analyzed by healthcare providers who then give personalized feedback to their patients. Our objective is that this service will engage and empower patients to make healthier choices—creating better outcomes for consumers and reducing demands on healthcare systems.


OPEN

Verizon is equipping Children's Health Fund vehicles with 4G LTE wireless technology to improve access to care for children. For more information on Verizon's commitment to improving healthcare, visit responsibility.verizon.com


Wireless Revenues
(BILLIONS)
$70.2
$75.9
$81.0
11
12
13


Wireless
Retail Connections
(MILLIONS)
92.2
98.2
102.8
11
12
13


Wireless Retail
Postpaid ARPA
$134.51
$144.04
$153.93
11
12
13


FiOS Internet
Subscribers
(MILLIONS)
4.8
5.4
6.1
11
12
13


Dan

Verizon Powerful Answers Sustainability Award winner Dan Rosen (L) and Verizon Chairman and CEO Lowell McAdam appear on stage during the Verizon Powerful Answers Award winners unveiling at the 2014 Consumer Electronics Show.

PROVIDING POWERFUL ANSWERS TO BIG CHALLENGES

We believe that these and other converged services provide a path to sustainable growth and competitive advantage for Verizon—opening new markets and taking us where others can't go.

Even more broadly, we're committed to using these innovative solutions to provide powerful answers to the most challenging issues facing our planet such as education, energy and healthcare—and to doing everything we can to mobilize the tech industry to help.

For example, we're stimulating innovation by growing the ecosystem of applications and devices that ride on our networks. We have two Innovation Centers—one in San Francisco and one in Waltham, Mass.—where we work with entrepreneurs, app developers and device manufacturers to interface with our 4G LTE network and bring next-generation connected solutions to market.

We also sponsor the Verizon Powerful Answers Award, a competition that gives $10 million in prizes for apps and devices that leverage our assets in the areas of healthcare, education and energy.

We announced the award winners at the 2014 Consumer Electronics Show, where it was apparent that we had tapped into a rich vein of creativity. We received more than a thousand ideas for using technology to make the world a better place: education products tailored to the special needs of kids with autism, mobility impairments and hearing loss; apps that diagnose vision problems with a smartphone and help people with chronic conditions manage their medication; crowd-sourcing and social networking solutions to mobilize communities and fund clean energy projects. We look forward to working with the winners as they bring their products to market.

We have also focused the Verizon Foundation on becoming an incubator for innovative technology solutions that improve outcomes in healthcare, education and energy management,


FiOS Video Subscribers
(MILLIONS)
4.2
4.7
5.3
11
12
13
Wireline Consumer Retail Revenues
(BILLIONS)
$13.6
$14.0
$14.7
11
12
13
Capital Expenditures
(BILLIONS)
$16.2
$16.2
$16.6
11
12
13

particularly in underserved communities. In the area of education, for example, we are focused on how to incorporate mobile and broadband technologies into classrooms in a way that improves how students learn and teachers teach. In February 2014, Verizon appeared with President Obama and several tech companies to announce an investment in education of up to $100 million in cash and in-kind services over the next three years. We will extend the success of some of our existing programs on technology training for teachers and our app development program, while also leveraging the work of our employees and partners in education.

The "Powerful Answers" business model is also reflected in our approach to managing our employees. We invested more than $275 million in training, development and tuition assistance in 2013 to hone our employees' skills, earning us a spot in Training magazine's "Hall of Fame" for development. In turn, we encourage our employees to invest in the communities we serve through matching contributions and volunteer incentives. In 2013, our people donated 428,000 hours of volunteer service and $25.3 million in donations, including the Verizon match, to nearly 15,000 nonprofits around the world.

You can read more about our Powerful Answers initiatives on our 2014 Annual Review web portal at **verizon.com/investor/annualreports** and in our Corporate Responsibility Supplement at **responsibility.verizon.com.**

CUSTOMER-FOCUSED CULTURE

So we begin 2014 with great momentum, with the networks, platforms and solutions to spread innovation on a massive scale. Our challenge now is to leverage the power of these tools to make customers' lives better, help businesses be more productive and transform society in ways we never thought possible.

With full ownership of Verizon Wireless and an explosion of innovation across our business, 2014 has the potential to be a transformational year for Verizon in our drive to be a globally connected solutions provider. But to succeed as a market leader in 2014, we need to do what we did in 2013: deliver consistent results and great service ... every day, every month, every quarter. In the end, building an enduring company all comes back to customers, which is why—no matter how lofty our ambitions—we continually remind ourselves of the opening line of the Verizon Credo: "We have work because our customers value our high-quality communications services."

Our employees are dedicated to translating that commitment into actions that earn our customers' loyalty every time we come to work.

I'm grateful to our Board of Directors for guiding and supporting our drive to be one of the world's essential companies. I know I speak for thousands of Verizon employees when I say how excited we are to be part of a company with such enormous capacity to make a difference in the world. And when we combine Verizon's technology with the passion and ingenuity of our people to deliver powerful answers to the challenges of our customers and our society, I am confident that no one in the world can beat us.

Lowell

Lowell McAdam
Chairman and Chief Executive Officer
Verizon Communications Inc.

Corporate Responsibility Highlights

At Verizon, we believe there are tremendous opportunities to grow and innovate by applying our technologies to important social issues. In doing so, we create value for our shareowners, our employees and our communities.

IMPROVING EDUCATION

VERIZON INNOVATIVE LEARNING SCHOOLS

The Verizon Innovative Learning Schools (VILS) program increases the effective use of mobile technology in today's classrooms in order to improve student performance and drive student interest in science, technology, engineering and math (STEM) subject areas. The program partners with administrators and teachers in underserved schools across the nation and provides them with a comprehensive, two year sequence of onsite and online professional development around leveraging mobile technology for teaching and learning.

According to the International Society for Technology in Education, students at VILS schools showed stronger gains in mathematics and science than did students from comparison schools. On average VILS students showed a 4.63% increase in standardized test scores, while students at comparison schools' test scores decreased 4.18%.

VILS DEMOGRAPHICS

- 24 underserved schools in the U.S.
- 200+ math and science teachers
- 11,500+ students
- 63% of VILS students on free or reduced lunch programs
- 59% of VILS teachers are individualizing instruction more
- 52% of students exhibited increased proficiency with mobile technology
- 40% of students increased their problem solving ability
- 37% of students showed increased academic achievement

VERIZON INNOVATIVE APP CHALLENGE

Over 1,000 teams and 5,000 students from schools in every state and the District of Columbia registered for the inaugural 2012-2013 Verizon Innovative App Challenge.

- 90% of the winning teams' apps are available via Google Play


App Challenge winners are:
Female
59%
Likely to pursue a STEM career
60%
More interested in taking future computer programming classes
86%

ENGAGING EMPLOYEES

- $25.3 million has been donated to nonprofits through employee gifts and the Verizon Foundation match
- 428,000 hours of volunteer service given by employees
- Nearly 15,000 community nonprofits benefitted from employee support

TRANSFORMING HEALTHCARE


+4,000

Hours Saved Annually

Medical personnel at several Children's Health Fund locations are using Verizon's 4G LTE mobile technology to support the comprehensive care they provide to disadvantaged youth. Children's Health Fund estimates that using the technology at these locations will save approximately 4,000 hours in administrative tasks annually, freeing up significantly more time to spend with patients.

MANAGING ENERGY


$100M

For Green Energy

Construction began on a $100 million initiative to install solar power and fuel cells at 17 Verizon facilities in six states around the country by the end of 2014. This commitment to green energy is an important new element of our broader strategy to cut the carbon intensity of our business in half by 2020. By year end, 12.4MW of fuel cells and solar power were implemented with another 2.6MW near completion.

SUPPLIER DIVERSITY


+20%

Purchased from MWSDVBE

In 2013, Verizon purchased $6.3 billion in goods and services with minority, women, and service-disabled veteran business enterprises (MWSDVBE)—the highest total in company history and nearly a 20% increase compared to 2012.

To view our complete set of Corporate Responsibility Key Performance Indicators online, go to **responsibility.verizon.com**

Investor Information

Stock Transfer Agent

Questions or requests for assistance regarding changes to or transfers of your registered stock ownership should be directed to our Transfer Agent, Computershare Trust Company, N.A. at:

Verizon Communications Inc.
c/o Computershare
P.O. Box 43078
Providence, RI 02940-3078
Phone: 800 631-2355
781 575-3994 — outside the U.S.
Website: www.computershare.com/verizon
Email: verizon@computershare.com

Persons using a telecommunications device for the deaf (TDD) may call: 800 952-9245

Shareowner Services

Please contact our Transfer Agent regarding information on the following services:

Online Account Access — Registered shareowners can view account information online at: www.computershare.com/verizon
Click on "Create Login" to register. For existing users, click on "Login."

Direct Dividend Deposit Service — Verizon offers an electronic funds transfer service to registered shareowners wishing to deposit dividends directly into savings or checking accounts on dividend payment dates.

Direct Invest Stock Purchase and Ownership Plan — Verizon offers a direct stock purchase and share ownership plan. The plan allows current and new investors to purchase common stock and to reinvest the dividends toward the purchase of additional shares. For more information, go to www22.verizon.com/investor/directinvest

Electronic Delivery — By receiving links to proxy, annual report and shareowner materials online, you can help Verizon reduce the amount of materials we print and mail. As a thank you for choosing electronic delivery, Verizon will plant a tree on your behalf. It's fast and easy, and you can change your electronic delivery options at any time. Sign up at www.eTree.com/verizon. If your shares are held by a broker, bank or other nominee, you may elect to receive an electronic copy of the annual report and proxy materials online at www.proxyvote.com, or you can contact your broker.

Corporate Sponsored Nominee

If you hold shares of Verizon stock in the form of CDIs through the Verizon Corporate Sponsored Nominee (applicable only to shareholders in the UK, Ireland and other permitted jurisdictions in Europe), questions or requests for assistance should be directed to Computershare Company Nominee Limited at:

Verizon Communications Inc.
c/o Computershare
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ
Phone: +44 (0)870 707 1739 (UK & Overseas)
+00 353 1 696 8421 (Ireland)
Website: www.investorcentre.co.uk

Investor Services

Investor Website — Get company information and news on our investor website — www.verizon.com/investor

Email Alerts — Get the latest investor information delivered directly to you. Subscribe to Email alerts at our investor website.

Stock Market Information

Shareowners of record at December 31, 2013: 585,931

Verizon (ticker symbol: VZ) is listed on the New York Stock Exchange (NYSE) and the NASDAQ Global Select Market (NASDAQ). Verizon also maintains a standard listing on the London Stock Exchange.

Dividend Information

At its September 2013 meeting, the Board of Directors increased our quarterly dividend 2.9 percent. On an annual basis, this increased Verizon's dividend to $2.12 per share. Dividends have been paid since 1984.

Form 10-K

To receive a printed copy of the 2013 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, please contact Investor Relations:

Verizon Communications Inc.
Investor Relations
One Verizon Way
Basking Ridge, NJ 07920
Phone: 212 395-1525

Corporate Governance Statement

Verizon is subject to the corporate governance standards of the NYSE and NASDAQ, which are available on their respective websites. In addition, Verizon has adopted its own corporate governance framework. Information relating to Verizon's corporate governance framework, including Verizon's Code of Conduct, Corporate Governance Guidelines and the charters of the Committees of its Board of Directors, can be found on Verizon's website at: www.verizon.com/investor/corporategovernance. Verizon believes it is in compliance with the applicable corporate governance requirements in the United States, including under Delaware law, the corporate governance standards of the NYSE and NASDAQ, and U.S. federal securities laws.

If you would like to receive a printed copy of Verizon's Corporate Governance Guidelines, please contact the Assistant Corporate Secretary:

Verizon Communications Inc.
Assistant Corporate Secretary
140 West Street, 6th Floor
New York, New York 10007


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Printed with inks containing soy and/or vegetable oils

Verizon Communications Inc.
140 West Street
New York, New York 10007
212 395-1000


verizon

verizon.com

002CSN34DE

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SELECTED FINANCIAL DATA

(dollars in millions, except per share amounts)

	2013	2012	2011	2010	2009
Results of Operations					
Operating revenues	**$ 120,550**	$ 115,846	$ 110,875	$ 106,565	$ 107,808
Operating income	**31,968**	13,160	12,880	14,645	15,978
Net income attributable to Verizon	**11,497**	875	2,404	2,549	4,894
Per common share – basic	**4.01**	.31	.85	.90	1.72
Per common share – diluted	**4.00**	.31	.85	.90	1.72
Cash dividends declared per common share	**2.090**	2.030	1.975	1.925	1.870
Net income attributable to noncontrolling interests	**12,050**	9,682	7,794	7,668	6,707
Financial Position					
Total assets	**$ 274,098**	$ 225,222	$ 230,461	$ 220,005	$ 226,907
Debt maturing within one year	**3,933**	4,369	4,849	7,542	7,205
Long-term debt	**89,658**	47,618	50,303	45,252	55,051
Employee benefit obligations	**27,682**	34,346	32,957	28,164	32,622
Noncontrolling interests	**56,580**	52,376	49,938	48,343	42,761
Equity attributable to Verizon	**38,836**	33,157	35,970	38,569	41,382

- Significant events affecting our historical earnings trends in 2011 through 2013 are described in "Other Items" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.
- *2010 and 2009 data includes severance, pension and benefit charges, merger integration and acquisition costs, dispositions and other items. 2010 data also includes Medicare Part D* Subsidy charges.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon, S&P 500 Telecommunications Services Index and S&P 500 Stock Index


Verizon
S&P 500 Telecom Services
S&P 500
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
Dollars
2008
2009
2010
2011
2012
2013

Data Points in Dollars	At December 31, 2008	2009	2010	2011	2012	**2013**
Verizon	100.0	103.8	127.9	151.3	171.2	**202.8**
S&P 500 Telecom Services	100.0	108.9	129.6	137.8	163.0	**181.4**
S&P 500	100.0	126.5	145.5	148.6	172.3	**228.0**

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2008 with dividends (including the value of each respective spin-off) being reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Verizon Communications Inc. (Verizon or the Company) is a holding company that, acting through its subsidiaries is one of the world's leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. Our offerings, designed to meet customers' demand for speed, mobility, security and control, include voice, data and video services on our wireless and wireline networks. We have two reportable segments, Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and services, including broadband data and video services, network access, voice, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly skilled, diverse and dedicated workforce of approximately 176,800 employees as of December 31, 2013.

In recent years, Verizon has embarked upon a strategic transformation as advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and address the changing technological landscape, we are focusing our efforts around higher margin and growing areas of our business: wireless data, wireline data and Strategic services, including cloud computing services.

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, invest in the fiber optic network that supports our wireless and wireline businesses, maintain our wireless and wireline networks and develop and maintain significant advanced database capacity.

In our Wireless business, in 2013 compared to 2012, revenue growth of 6.8% was driven by connection growth and the demand for smartphones, tablets and other Internet devices. During 2013, we experienced a 4.6% increase in retail postpaid connections compared to 2012, with smartphones representing 70% of our retail postpaid phone base at December 31, 2013 compared to 58% at December 31, 2012. Also, during 2013, postpaid smartphone activations represented 86% of phones activated compared to 77% in 2012.

We have substantially completed the deployment of our fourth-generation (4G) Long-Term Evolution (LTE) network. Our 4G LTE network is available to 97% of the U.S. population in more than 500 markets covering approximately 305 million people, including those in areas served by our LTE in Rural America partners. Our 4G LTE network provides higher data throughput performance for data services at lower cost compared to those provided via third-generation (3G) networks. In December 2013, 69% of our total data traffic was carried on our 4G LTE network.

On February 13, 2014, we introduced our More Everything® plans which replaced our Share Everything® plans and provide more value to our customers. These plans, which are available to both new and existing postpaid customers, feature domestic unlimited voice minutes, unlimited domestic and international text, video and picture messaging, cloud storage and a single data allowance that can be shared among up to 10 devices connected to the Verizon Wireless network. Customers with Verizon Edge, which provides a device payment plan option, also will receive discounted monthly access fees on More Everything plans. As of December 31, 2013, Share Everything accounts represented approximately 46% of our retail postpaid accounts, compared to approximately 23% as of December 31, 2012. Verizon Wireless offers shared data plans for business, with the More Everything plans for Small Business and the Nationwide Business Data Packages and Plans. In August 2013, we launched the new Verizon Edge device payment plan option which now allows customers to trade in their phone for a new phone after a minimum of thirty days, subject to certain conditions.

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone Group Plc (Vodafone) and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone's indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion. On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. The consideration paid was primarily comprised of cash of approximately $58.89 billion and Verizon common stock with a value of approximately $60.15 billion. See "Acquisitions and Divestitures" for additional information.

In Wireline, during 2013 compared to 2012, revenues were positively impacted by higher revenues in Consumer retail driven by FiOS services. FiOS represented approximately 71% of Consumer retail revenue during 2013, compared to approximately 65% during 2012. As the penetration of FiOS products increases, we continue to seek ways to increase revenue and further realize operating and capital efficiencies as well as maximize profitability. As more applications are developed for this high-speed service, we expect that FiOS will become a hub for managing multiple home services that will eventually be part of the digital grid, including not just entertainment and communications, but also machine-to-machine communications, such as home monitoring, health monitoring, energy management and utilities management.

Also positively impacting Wireline's revenues during 2013 was a 4.6% increase in Strategic services revenues, which represented 57% of total Global Enterprise revenues during 2013. However, total Global Enterprise and Global Wholesale revenues declined due to declines in Core customer premise equipment revenues and traditional voice revenues. The decline in Core customer premise equipment revenues is a result of our focus on improving our margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. To compensate for the shrinking market for traditional voice service, we continue to build our Wireline segment around data, video and advanced business services—areas where demand for reliable high-speed connections is growing.

We are investing in innovative technology like wireless networks, high-speed fiber and cloud services to position ourselves at the center of the growth trends of the future. In addition to the Wireless Transaction, since the beginning of 2012 these investments have included acquisitions of wireless licenses of $4.9 billion. We also have invested $1.4 billion in acquisitions of investments and businesses, which we expect will permit us to offer enhanced machine-to-machine, video and cloud-based products and services.

By investing in our own capabilities, we are also investing in the markets we serve by providing our communities with an efficient, reliable infrastructure for competing in the information economy. We are committed to putting our customers first and being a responsible member of our communities. Guided by this commitment and by our core values of integrity, respect, performance excellence and accountability, we believe we are well-positioned to produce a long-term return for our shareowners, create meaningful work for ourselves and provide something of lasting value for society.

In the sections that follow, we provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and discuss our results of operations, financial position and sources and uses of cash. In addition, we highlight key trends and uncertainties to the extent practicable.

Trends

We expect that competition will continue to intensify with traditional, non-traditional and emerging service providers seeking increased market share. We believe that our networks differentiate us from our competitors, enabling us to provide enhanced communications experiences to our customers. We believe our focus on the fundamentals of running a good business, including operating excellence and financial discipline, gives us the ability to plan and manage through changing economic conditions. We will continue to invest for growth, which we believe is the key to creating value for our shareowners.

Connection and Operating Trends

In our Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on demand for data services and bringing our customers new ways of using wireless services in their daily lives. We expect that future connection growth will continue as we introduce new smartphones, Internet devices such as tablets and our suite of 4G LTE devices. We believe these devices will attract and retain higher value retail postpaid connections, contribute to continued increases in the penetration of data services and keep our device line-up competitive versus other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our network services, offering innovative wireless devices for both consumer and business customers and increasing the number of ways that our customers can connect with our network and services.

Service and equipment pricing play an important role in the wireless competitive landscape. As the demand for wireless services continues to grow, wireless service providers are offering service plans that include unlimited voice minutes and text messages and a specific amount of data access in varying megabyte or gigabyte sizes or, in some cases, unlimited data usage. Wireless service providers are also offering price plans that decouple service pricing from equipment pricing and blur the traditional boundary between prepaid and postpaid plans. In addition, some wireless providers are offering a credit to new customers to reimburse early termination fees paid to their former wireless service provider, subject to certain limitations. We seek to compete in this area by offering our customers services and equipment that they will regard as the best available value for the price, as well as service plans that meet their wireless service needs.

In our Wireline segment, we have experienced continuing access line losses as customers have disconnected both primary and secondary lines and switched to alternative technologies such as wireless, voice over Internet protocol (VoIP) and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that we will continue to grow key aspects of our Wireline segment by providing network reliability, offering innovative product bundles that include broadband Internet access, digital television and local and long distance voice services, offering more robust IP products and service, and accelerating our cloud computing and machine-to-machine strategies. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and competitive pressures.

Operating Revenue

We expect to experience service revenue growth in our Wireless segment in 2014, primarily as a result of continued growth in postpaid connections driven by increased sales of smartphones, tablets and other Internet devices. We expect that retail postpaid average revenue per account (ARPA) will continue to increase as connections migrate from basic phones to smartphones and from our 3G network to our 4G LTE network, and as the average number of connections per account increases, which we expect to be driven by our More Everything plans that allow for the sharing of data among up to 10 devices. We expect that our future service revenue growth will be substantially derived from an increase in the usage of innovative wireless smartphones, tablets and other Internet devices in addition to our pricing structure that will encourage customers to continue adding data-enabled devices onto existing accounts. We expect that continued emphasis on increasing smartphone penetration, including continuing to migrate customers from basic phones to smartphones and from 3G devices to 4G LTE devices, will positively impact our revenue.

We expect FiOS broadband and video penetration to positively impact our Mass Markets revenue and subscriber base. We also expect Strategic services revenues to continue to grow as we derive additional enterprise revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services, although we have experienced decelerating revenue growth within our Strategic services business. We believe the trend in these growth areas as well as our offerings in telematics and video streaming will help offset the continuing decline in revenues in our Wireline segment related to retail voice connection losses as a result of wireless substitution as well as the continued decline in our legacy wholesale and enterprise markets.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment and sales commission costs. In addition, we expect content costs for our FiOS video services to continue to increase. However, we expect to achieve certain cost efficiencies in 2014 and beyond as data traffic continues to migrate to our lower-cost 4G LTE network and as we continue to streamline our business processes with a focus on improving productivity and increasing profitability.

Capital Expenditures

Our 2014 capital program includes capital to fund advanced networks and services, including 4G LTE and FiOS, the continued expansion of our core networks, including our IP and data center enhancements, maintenance and support for our legacy voice networks and other expenditures to drive operating efficiencies. The level and the timing of the Company's capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are replacing copper wire with fiber-optic cable which will not alter our capital program but should result in lower maintenance costs in the future. Capital expenditures were $16.6 billion in 2013 and $16.2 billion in 2012, respectively. We believe that we have significant discretion over the amount and timing of our capital expenditures on a Company-wide basis as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events. We expect capital expenditures in 2014 to be in the range of approximately $16.5 billion to $17.0 billion and we also expect our capital expenditures as a percentage of revenue to decline in 2014 from 2013 levels.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon's Board of Directors increased the Company's quarterly dividend by 2.9% during 2013, making this the seventh consecutive year in which we have raised our dividend. After the closing of the Wireless Transaction, our Provision for income taxes is expected to increase due to our 100% ownership of Verizon Wireless. We also expect our cash taxes paid to increase due to our 100% ownership of Verizon Wireless, and to a much lesser degree, due to bonus depreciation not being extended beyond December 31, 2013. Additionally, our Interest expense is expected to increase as a result of the debt issued to finance the Wireless Transaction. As a result of these factors, we expect Cash Flows from Operations to be negatively impacted in 2014. Partially offsetting these negative impacts to Cash Flows from Operations will be the discontinuation of cash distributions from Verizon Wireless to Vodafone, which have historically reduced our Cash Flows from Financing Activities.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business. We expect to use our cash to reduce our debt levels, pay dividends to our shareholders and, when appropriate, buy back shares of our outstanding common stock (see "Cash Flows from Financing Activities") and invest in spectrum licenses (see "Cash Flows from Investing Activities"). During 2013, we purchased 3.50 million shares under our share buyback authorization. There were no repurchases of common stock during 2012 or 2011.

CONSOLIDATED RESULTS OF OPERATIONS

In this section, we discuss our overall results of operations and highlight items of a non-operational nature that are not included in our segment results. We have two reportable segments, Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. In "Segment Results of Operations," we review the performance of our two reportable segments.

Corporate, eliminations and other includes unallocated corporate expenses such as certain pension and other employee benefit related costs, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker's assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

Consolidated Revenues

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2013**	2012	2011	**2013 vs. 2012**		2012 vs. 2011	
Wireless							
Service revenue	**$ 69,033**	$ 63,733	$ 59,157	**$ 5,300**	**8.3 %**	$ 4,576	7.7 %
Equipment and other	**11,990**	12,135	10,997	**(145)**	**(1.2)**	1,138	10.3
Total	**81,023**	75,868	70,154	**5,155**	**6.8**	5,714	8.1
Wireline							
Mass Markets	**17,328**	16,702	16,337	**626**	**3.7**	365	2.2
Global Enterprise	**14,703**	15,299	15,622	**(596)**	**(3.9)**	(323)	(2.1)
Global Wholesale	**6,714**	7,240	7,973	**(526)**	**(7.3)**	(733)	(9.2)
Other	**478**	539	750	**(61)**	**(11.3)**	(211)	(28.1)
Total	**39,223**	39,780	40,682	**(557)**	**(1.4)**	(902)	(2.2)
Corporate, eliminations and other	**304**	198	39	**106**	**53.5**	159	nm
Consolidated Revenues	**$ 120,550**	$ 115,846	$ 110,875	**$ 4,704**	**4.1**	$ 4,971	4.5

nm - not meaningful

2013 Compared to 2012

The increase in consolidated revenues during 2013 compared to 2012 was primarily due to higher revenues at Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Enterprise Core and Global Wholesale revenues at our Wireline segment.

Wireless' revenues increased $5.2 billion, or 6.8%, during 2013 compared to 2012 due to growth in service revenue. Service revenue increased during 2013 compared to 2012 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of smartphones, tablets and other Internet devices through our Share Everything plans. Retail postpaid connection net additions decreased during 2013 compared to 2012 primarily due to an increase in our retail postpaid connection churn rate, partially offset by an increase in retail postpaid connection gross additions. Retail postpaid connections per account increased as of December 31, 2013 compared to December 31, 2012 primarily due to the increased penetration of tablets and other Internet devices.

Wireline's revenues decreased $0.6 billion, or 1.4%, during 2013 compared to 2012 primarily driven by declines in Global Enterprise Core and Global Wholesale, partially offset by higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise.

Mass Markets revenues increased $0.6 billion, or 3.7%, during 2013 compared to 2012 due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased $0.6 billion, or 3.9%, during 2013 compared to 2012 primarily due to a decline in Core customer premise equipment revenues and lower voice services and data networking revenues. This decrease was partially offset by growth in Strategic services revenues, primarily due to an increase in advanced services, such as contact center solutions, IP communications, and our cloud and data center offerings as well as revenue from a telematics services business that we acquired in the third quarter of 2012.

Global Wholesale revenues decreased $0.5 billion, or 7.3%, during 2013 compared to 2012 primarily due to a decline in traditional voice revenues as a result of decreased minutes of use (MOUs) and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2013 compared to 2012 primarily due to reduced volumes outside of our network footprint.

2012 Compared to 2011

The increase in consolidated revenues during 2012 compared to 2011 was primarily due to higher revenues at Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Wholesale and Global Enterprise Core revenues at our Wireline segment.

Wireless' revenues increased during 2012 compared to 2011 due to growth in both service and equipment and other revenue. Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of smartphones. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices. In 2012, the increase in retail postpaid connection net additions was primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Equipment and other revenue increased during 2012 compared to 2011 primarily due to an increase in device upgrade fees, regulatory fees and equipment sales.

Wireline's revenues decreased during 2012 compared to 2011 primarily driven by declines in Global Wholesale, Global Enterprise Core and Other revenues, partially offset by higher revenues in Mass Markets driven by FiOS services and higher revenues from Strategic services.

Mass Markets revenues increased during 2012 compared to 2011 due to the expansion of FiOS services as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. This decrease was partially offset by higher Strategic services revenues, primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2012 compared to 2011 primarily due to reduced volumes outside of our network footprint.

Consolidated Operating Expenses

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2013**	2012	2011	**2013 vs. 2012**		2012 vs. 2011	
Cost of services and sales	**$ 44,887**	$ 46,275	$ 45,875	**$ (1,388)**	**(3.0)%**	$ 400	0.9 %
Selling, general and administrative expense	**27,089**	39,951	35,624	**(12,862)**	**(32.2)**	4,327	12.1
Depreciation and amortization expense	**16,606**	16,460	16,496	**146**	**0.9**	(36)	(0.2)
Consolidated Operating Expenses	**$ 88,582**	$ 102,686	$ 97,995	**$ (14,104)**	**(13.7)**	$ 4,691	4.8

Consolidated operating expenses decreased during 2013 primarily due to non-operational credits recorded in 2013 as well as non-operational charges recorded in 2012 (see "Other Items"). Consolidated operating expenses increased during 2012 primarily due to higher non-operational charges (see "Other Items") as well as increased operating expenses at Wireless.

2013 Compared to 2012

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, content costs, contracted services, network access and transport costs, wireless equipment costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities and contributions to the Universal Service Fund. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and sales and Selling, general and administrative expense.

Cost of services and sales decreased during 2013 compared to 2012 primarily due to a decrease in cost of equipment sales, decreased data roaming, a decline in cost of data services and a decrease in network connection costs at our Wireless segment, as well as a decrease in costs related to customer premise equipment, a decline in access costs and the net effect of storm-related insurance recoveries at our Wireline segment. Partially offsetting these decreases were higher content costs associated with continued FiOS subscriber growth and vendor rate increases at our Wireline segment, as well as increases in cost of network services at our Wireless segment.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; regulatory fees; professional service fees; and rent and utilities for administrative space. Also included are a portion of the aggregate customer care costs as discussed in "Cost of Services and Sales" above.

Selling, general and administrative expense decreased during 2013 compared to 2012 primarily due to the non-operational credits recorded in 2013 and declines in employee costs at our Wireline segment as well as the non-operational charges recorded in 2012 (see "Other Items"). This decrease was partially offset by higher sales commission expense at our Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2013 compared to 2012 primarily due to an increase in net depreciable assets at our Wireless segment and an increase in amortization expense at our Wireline segment. These increases were partially offset by a decline in net depreciable assets at our Wireline segment.

2012 Compared to 2011

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011 primarily due to higher cost of equipment sales, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs and a decrease in the cost of long distance at our Wireless segment. Also contributing to the increase were higher content costs associated with continued FiOS subscriber growth and vendor rate increases, increased expenses related to our cloud and data center offering, higher costs related to FiOS installation as well as higher repair and maintenance expenses caused by storm-related events in 2012, partially offset by declines in access costs and customer premise equipment costs at our Wireline segment.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher non-operational charges (see "Other Items") as well as higher sales commission expense and costs associated with regulatory fees at our Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 primarily due to a decrease in depreciable assets at our Wireline segment, partially offset by an increase in amortization expense related to non-network software.

Non-operational (Credits) Charges

Non-operational (credits) charges included in operating expenses (see "Other Items") were as follows:

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Gain on Spectrum License Transaction			
Selling, general and administrative expense	**$ (278)**	$ –	$ –
Severance, Pension and Benefit (Credits) Charges			
Selling, general and administrative expense	**(6,232)**	7,186	5,954
Litigation Settlements			
Selling, general and administrative expense	**–**	384	–
Other Costs			
Cost of services and sales	**–**	40	–
Selling, general and administrative expense	**–**	236	–
	–	276	–
Total non-operating (credits) charges included in operating expenses	**$ (6,510)**	$ 7,846	$ 5,954

See "Other Items" for a description of other non-operational items.

Consolidated Operating Income and EBITDA

Consolidated earnings before interest, taxes, depreciation and amortization expenses (Consolidated EBITDA) and Consolidated Adjusted EBITDA, which are presented below, are non-GAAP measures and do not purport to be alternatives to operating income as a measure of operating performance. Management believes that these measures are useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Consolidated EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense, equity in earnings of unconsolidated businesses and other income and (expense), net to net income.

Consolidated Adjusted EBITDA is calculated by excluding the effect of non-operational items from the calculation of Consolidated EBITDA. Management believes that this measure provides additional relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. See "Other Items" for additional details regarding these non-operational items.

Operating expenses include pension and benefit related credits and/or charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment has been recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

It is management's intent to provide non-GAAP financial information to enhance the understanding of Verizon's GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies.

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Consolidated Operating Income	**$ 31,968**	$ 13,160	$ 12,880
Add Depreciation and amortization expense	**16,606**	16,460	16,496
Consolidated EBITDA	**48,574**	29,620	29,376
Add (Less) Non-operating (credits) charges included in operating expenses	**(6,510)**	7,846	5,954
Consolidated Adjusted EBITDA	**$ 42,064**	$ 37,466	$ 35,330

The changes in Consolidated Operating Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above were primarily a result of the factors described in connection with operating revenues and operating expenses.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $182 million, or 56.2% in 2013 compared to 2012 primarily due to lower earnings from operations at Vodafone Omnitel N.V. (Vodafone Omnitel). The decrease during 2013 was partially offset by an immaterial gain recorded by Verizon Wireless upon obtaining control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated.

Equity in earnings of unconsolidated businesses decreased $120 million, or 27.0%, in 2012 compared to 2011 primarily due to lower earnings from operations at Vodafone Omnitel and, to a lesser extent, the devaluation of the Euro against the U.S. dollar.

As part of the consideration of the Wireless Transaction, a subsidiary of Verizon sold its entire ownership interest in Vodafone Omnitel to a subsidiary of Vodafone on February 21, 2014.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011	
Interest income	**$ 64**	$ 57	$ 68	**$ 7**	**12.3 %**	$ (11)	(16.2)%
Other, net	**(230)**	(1,073)	(82)	**843**	**(78.6)**	(991)	nm
Total	**$ (166)**	$ (1,016)	$ (14)	**$ 850**	**(83.7)**	$ (1,002)	nm

nm - not meaningful

Other income and (expense), net decreased during 2013 compared to 2012 primarily due to fees of $1.1 billion incurred in 2012 related to the early redemption of debt, partially offset by $0.2 billion of fees incurred during the fourth quarter of 2013 as a result of the termination of a bridge credit agreement upon the effectiveness of a term loan agreement (see "Other Items").

Other income and (expense), net increased during 2012 compared to 2011 primarily driven by higher fees of $1.1 billion related to the early redemption of debt (see "Other Items").

Interest Expense

(dollars in millions)

Years Ended December 31,	2013	2012	2011	Increase/(Decrease) 2013 vs. 2012		2012 vs. 2011	
Total interest costs on debt balances	**$ 3,421**	$ 2,977	$ 3,269	**$ 444**	**14.9 %**	$ (292)	(8.9)%
Less Capitalized interest costs	**754**	406	442	**348**	**85.7**	(36)	(8.1)
Total	**$ 2,667**	$ 2,571	$ 2,827	**$ 96**	**3.7**	$ (256)	(9.1)
Average debt outstanding	**$ 65,959**	$ 52,949	$ 55,629				
Effective interest rate	**5.2%**	5.6%	5.9%				

Total interest costs on debt balances increased during 2013 compared to 2012 primarily due to the issuance of $49.0 billion of fixed and floating rate notes to finance the Wireless Transaction (see "Acquisitions and Divestitures") resulting in an increase in average debt as well as an incremental increase in interest expense of $0.7 billion, partially offset by a lower effective interest rate (see "Consolidated Financial Condition"). Capitalized interest costs were higher in 2013 primarily due to increases in wireless licenses that are currently under development.

Total interest costs on debt balances decreased during 2012 compared to 2011 primarily due to a $2.7 billion decrease in average debt (see "Consolidated Financial Condition") and a lower effective interest rate. Capitalized interest costs were lower in 2012 primarily due to our ongoing deployment of the 4G LTE network.

Provision (Benefit) for Income Taxes

(dollars in millions)

Years Ended December 31,	2013	2012	2011	Increase/(Decrease) 2013 vs. 2012		2012 vs. 2011	
Provision (Benefit) for income taxes	**$ 5,730**	$ (660)	$ 285	**$ 6,390**	**nm**	$ (945)	nm
Effective income tax rate	**19.6 %**	(6.7)%	2.7 %				

nm - not meaningful

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective income tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone's noncontrolling interest in the Verizon Wireless partnership within our income before the provision for income taxes. In 2013 and 2011, we recorded a tax provision on income before the provision for income taxes and when we included the income attributable to Vodafone's noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes it resulted in our effective income tax rate being 13.7 percentage points lower during 2013 and 7.9 percentage points lower during 2011. In 2012, we recorded a tax benefit on income before the provision for income taxes, which resulted in a negative effective income tax rate. In this circumstance, including the income attributable to Vodafone's noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes resulted in our negative effective tax rate being 300.3 percentage points higher during 2012.

Verizon completed the acquisition of Vodafone's 45% indirect ownership interest in Verizon Wireless on February 21, 2014. Our provision for income taxes and effective income tax rate subsequent to the closing will reflect the change in Verizon's ownership interest in Verizon Wireless. Our provision for income taxes and effective income tax rate will increase subsequent to the closing due to the inclusion of the provision for income taxes previously attributable to Vodafone's ownership interest.

The effective income tax rate for 2013 was 19.6% compared to (6.7)% for 2012. The increase in the effective income tax rate and provision for income taxes was primarily due to higher income before income taxes as a result of severance, pension and benefit credits recorded during 2013 compared to lower income before income taxes as a result of severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded during 2012.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests

(dollars in millions)

Years Ended December 31,	2013	2012	2011	Increase/(Decrease) 2013 vs. 2012		2012 vs. 2011	
Net income attributable to noncontrolling interests	**$ 12,050**	$ 9,682	$ 7,794	**$ 2,368**	**24.5 %**	$ 1,888	24.2 %

The increases in Net income attributable to noncontrolling interests during 2013 compared to 2012 and 2012 compared to 2011 were due to higher earnings in our Verizon Wireless segment, which had a 45% noncontrolling partnership interest attributable to Vodafone as of December 31, 2013.

We expect Net income attributable to noncontrolling interests to decline substantially in 2014 as a result of the Wireless Transaction (see "Acquisitions and Divestitures"). The noncontrolling interests that remained after the completion of the Wireless Transaction primarily relate to wireless partnerships.

SEGMENT RESULTS OF OPERATIONS

We have two reportable segments, Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker's assessment of segment performance.

Segment earnings before interest, taxes, depreciation and amortization (Segment EBITDA), which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income as a measure of operating performance. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expenses related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income.

Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Wireless Segment EBITDA by Wireless service revenues. Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues primarily exclude equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Wireline EBITDA margin is calculated by dividing Wireline EBITDA by total Wireline revenues. You can find additional information about our segments in Note 13 to the consolidated financial statements.

Wireless

Our Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless. Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States. As of December 31, 2013, Verizon owned a controlling 55% interest in Verizon Wireless and Vodafone owned the remaining 45%. On February 21, 2014, the Wireless Transaction was completed, and Verizon acquired 100% ownership of Verizon Wireless.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowance is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without a long-term contract or credit verification by paying for all services in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues and Selected Operating Statistics

(dollars in millions, except ARPA)

Years Ended December 31,	**2013**	2012	2011	**Increase/(Decrease) 2013 vs. 2012**		2012 vs. 2011	
Retail service	**$ 66,334**	$ 61,440	$ 56,660	**$ 4,894**	**8.0 %**	$ 4,780	8.4 %
Other service	**2,699**	2,293	2,497	**406**	**17.7**	(204)	(8.2)
Service revenue	**69,033**	63,733	59,157	**5,300**	**8.3**	4,576	7.7
Equipment and other	**11,990**	12,135	10,997	**(145)**	**(1.2)**	1,138	10.3
Total Operating Revenues	**$ 81,023**	$ 75,868	$ 70,154	**$ 5,155**	**6.8**	$ 5,714	8.1
Connections ('000):[1]							
Retail connections	**102,799**	98,230	92,167	**4,569**	**4.7**	6,063	6.6
Retail postpaid connections	**96,752**	92,530	87,382	**4,222**	**4.6**	5,148	5.9
Net additions in period ('000):[2]							
Retail connections	**4,472**	5,917	4,624	**(1,445)**	**(24.4)**	1,293	28.0
Retail postpaid connections	**4,118**	5,024	4,252	**(906)**	**(18.0)**	772	18.2
Churn Rate:							
Retail connections	**1.27%**	1.19%	1.26%				
Retail postpaid connections	**0.97%**	0.91%	0.95%				
Account Statistics:							
Retail postpaid ARPA	**$ 153.93**	$ 144.04	$ 134.51	**$ 9.89**	**6.9**	$ 9.53	7.1
Retail postpaid accounts ('000):[1]	**35,083**	35,057	34,561	**26**	**0.1**	496	1.4
Retail postpaid connections per account[1]	**2.76**	2.64	2.53	**0.12**	**4.5**	0.11	4.3

(1) *As of end of period*
(2) Excluding acquisitions and adjustments

2013 Compared to 2012

The increase in Wireless' total operating revenues of $5.2 billion, or 6.8%, during 2013 compared to 2012 was primarily the result of growth in service revenue.

Accounts and Connections

Retail (non-wholesale) postpaid accounts represent retail customers under contract with Verizon Wireless that are directly served and managed by Verizon Wireless and use its branded services. Accounts include Share Everything plans and corporate accounts, as well as legacy single connection plans and family plans. A single account may receive monthly wireless services for a variety of connected devices. Retail connections represent our retail customer device connections. Churn is the rate at which service to connections is terminated.

Retail connections under an account may include smartphones, basic phones, tablets and other Internet devices, as well as Home Phone Connect and Home Fusion. We expect to continue to experience retail connection growth based on the strength of our product offerings and network service quality. Retail postpaid connection net additions decreased during 2013 compared to 2012 primarily due to an increase in our retail postpaid connection churn rate, partially offset by an increase in retail postpaid connection gross additions.

Retail Postpaid Connections per Account

Retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the number of retail postpaid accounts as of the end of the period. Retail postpaid connections per account increased 4.5% as of December 31, 2013 compared to December 31, 2012 primarily due to the increased penetration of tablets and other Internet devices.

Service Revenue

Service revenue increased $5.3 billion, or 8.3%, during 2013 compared to 2012 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of smartphones, tablets and other Internet devices through our Share Everything plans. The penetration of smartphones was driven by the activation of smartphones by new customers as well as existing customers migrating from basic phones to smartphones.

The increase in retail postpaid ARPA (the average revenue per account from retail postpaid accounts) during 2013 compared to 2012 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. As of December 31, 2013, we experienced a 4.5% increase in retail postpaid connections per account compared to 2012, with smartphones representing 70% of our retail postpaid phone base as of December 31, 2013 compared to 58% as of December 31, 2012. The increased penetration in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 10.7% of our retail postpaid connection base as of December 31, 2013 compared to 9.3% as of December 31, 2012, primarily due to activations of tablets and other Internet devices. Additionally, during 2013, postpaid smartphone activations represented 86% of phones activated compared to 77% during 2012.

Other service revenue increased during 2013 compared to 2012 due to growth in wholesale connections, partially offset by a decrease in revenue related to third party roaming.

Equipment and Other Revenue

Equipment and other revenue decreased during 2013 compared to 2012 as a decline in regulatory fees was partially offset by an increase in revenue related to upgrade fees.

2012 Compared to 2011

The increase in Wireless' total operating revenues during 2012 compared to 2011 was the result of growth in both service and equipment and other revenue.

Accounts and Connections

Retail connection net additions increased during 2012 compared to 2011 primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflected the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Retail Postpaid Connections per Account

Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of smartphones. This increased penetration also contributed to the increase in our retail postpaid ARPA.

The increase in retail postpaid ARPA during 2012 compared to 2011 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58% of our retail postpaid phone base as of December 31, 2012 compared to 43.5% as of December 31, 2011. The increase in retail postpaid connections per account was primarily due to increases in Internet data devices, which represented 9.3% of our retail postpaid connection base as of December 31, 2012 compared to 8.1% as of December 31, 2011 primarily due to strong sales of tablets and Jetpacks™.

Other service revenue decreased during 2012 compared to 2011 primarily as a result of a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2012 compared to 2011 primarily due to increases in device upgrade fees, regulatory fees and equipment sales.

Operating Expenses

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2013**	2012	2011	**2013 vs. 2012**		2012 vs. 2011	
Cost of services and sales	**$ 23,648**	$ 24,490	$ 24,086	**$ (842)**	**(3.4)%**	$ 404	1.7 %
Selling, general and administrative expense	**23,176**	21,650	19,579	**1,526**	**7.0**	2,071	10.6
Depreciation and amortization expense	**8,202**	7,960	7,962	**242**	**3.0**	(2)	–
Total Operating Expenses	**$ 55,026**	$ 54,100	$ 51,627	**$ 926**	**1.7**	$ 2,473	4.8

Cost of Services and Sales

Cost of services and sales decreased during 2013 compared to 2012 primarily due to a decrease in cost of equipment sales of $0.4 billion, which was partially due to a decline in postpaid upgrades, decreased data roaming, a decline in cost of data services and a decrease in network connection costs due to the deployment of Ethernet backhaul facilities primarily targeted at sites upgrading to 4G LTE, partially offset by an increase in cost of network services.

Cost of services and sales increased during 2012 compared to 2011 primarily due to $0.7 billion in higher cost of equipment sales, which was driven by increased sales of higher cost smartphones, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs due to the ongoing deployment of Ethernet backhaul facilities primarily targeted at sites upgrading to 4G LTE and a decrease in the cost of long distance.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2013 compared to 2012 primarily due to higher sales commission expense in our indirect channel. Indirect sales commission expense increased $1.1 billion during 2013 compared to 2012 primarily as a result of increases in indirect gross additions and upgrades, as well as the average commission per unit, as the mix of units continues to shift toward smartphones and more customers activate data services.

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher sales commission expense in our indirect channel as well as costs associated with regulatory fees. Indirect sales commission expense increased $1.3 billion during 2012 compared to 2011 primarily as a result of increases in the average commission per unit, as the mix of units continued to shift toward smartphones and more customers activated data services.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense during 2013 compared to 2012 was primarily driven by an increase in net depreciable assets. Depreciation and amortization expense was essentially unchanged during 2012 compared to 2011.

Segment Operating Income and EBITDA

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2013**	2012	2011	**2013 vs. 2012**		2012 vs. 2011	
Segment Operating Income	**$ 25,997**	$ 21,768	$ 18,527	**$ 4,229**	**19.4 %**	$ 3,241	17.5 %
Add Depreciation and amortization expense	**8,202**	7,960	7,962	**242**	**3.0**	(2)	–
Segment EBITDA	**$ 34,199**	$ 29,728	$ 26,489	**$ 4,471**	**15.0**	$ 3,239	12.2
Segment operating income margin	**32.1%**	28.7%	26.4%				
Segment EBITDA service margin	**49.5%**	46.6%	44.8%				

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

Non-recurring or non-operational items excluded from Wireless' Operating income were as follows:

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Gain on spectrum license transaction	**$ (278)**	$ –	$ –
Severance, pension and benefit (credits) charges	**(61)**	37	76
	$ (339)	$ 37	$ 76

Wireline

Our Wireline segment provides voice, data and video communications products and enhanced services including broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

Operating Revenues and Selected Operating Statistics

(dollars in millions)

				Increase/(Decrease)			
Years Ended December 31,	**2013**	2012	2011	**2013 vs. 2012**		2012 vs. 2011	
Consumer retail	**$ 14,737**	$ 14,043	$ 13,606	**$ 694**	**4.9 %**	$ 437	3.2 %
Small business	**2,591**	2,659	2,731	**(68)**	**(2.6)**	(72)	(2.6)
Mass Markets	**17,328**	16,702	16,337	**626**	**3.7**	365	2.2
Strategic services	**8,420**	8,052	7,575	**368**	**4.6**	477	6.3
Core	**6,283**	7,247	8,047	**(964)**	**(13.3)**	(800)	(9.9)
Global Enterprise	**14,703**	15,299	15,622	**(596)**	**(3.9)**	(323)	(2.1)
Global Wholesale	**6,714**	7,240	7,973	**(526)**	**(7.3)**	(733)	(9.2)
Other	**478**	539	750	**(61)**	**(11.3)**	(211)	(28.1)
Total Operating Revenues	**$ 39,223**	$ 39,780	$ 40,682	**$ (557)**	**(1.4)**	$ (902)	(2.2)
Connections ('000):[1]							
Total voice connections	**21,085**	22,503	24,137	**(1,418)**	**(6.3)**	(1,634)	(6.8)
Total Broadband connections	**9,015**	8,795	8,670	**220**	**2.5**	125	1.4
FiOS Internet subscribers	**6,072**	5,424	4,817	**648**	**11.9**	607	12.6
FiOS Video subscribers	**5,262**	4,726	4,173	**536**	**11.3**	553	13.3

(1) As of end of period

Wireline's revenues decreased $0.6 billion, or 1.4%, during 2013 compared to 2012 primarily driven by declines in Global Enterprise Core and Global Wholesale, partially offset by higher Consumer retail revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise.

Mass Markets

Mass Markets operations provide broadband services (including high-speed Internet, FiOS Internet and FiOS Video services), local exchange (basic service and end-user access) and long distance (including regional toll) voice services to residential and small business subscribers.

2013 Compared to 2012

Mass Markets revenues increased $0.6 billion, or 3.7%, during 2013 compared to 2012 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

During 2013, we grew our subscriber base by 0.6 million FiOS Internet subscribers and by 0.5 million FiOS Video subscribers, while also consistently improving penetration rates within our FiOS service areas. As of December 31, 2013, we achieved penetration rates of 39.5% and 35.0% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, at December 31, 2012.

The increase in Mass Markets revenues, driven by FiOS services, was partially offset by the decline of local exchange revenues primarily due to a 5.2% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, VoIP, broadband and cable services. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting competition and a shift to both IP and high-speed circuits.

2012 Compared to 2011

Mass Markets revenues increased during 2012 compared to 2011 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

We continued to grow our subscriber base and improved penetration rates within our FiOS service areas during 2012. Also contributing to the increase in revenue from FiOS services were changes in our pricing strategy adopted in 2012. As of December 31, 2012, we achieved penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, at December 31, 2011.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 6.1% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, VoIP, broadband and cable services. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

Global Enterprise

Global Enterprise offers Strategic services including network products and solutions, advanced communications services, and other core communications services to medium and large business customers, multinational corporations and state and federal government customers.

2013 Compared to 2012

Global Enterprise revenues decreased $0.6 billion, or 3.9%, during 2013 compared to 2012 primarily due to a $0.5 billion, or 27.1%, decline in Core customer premise equipment revenues as well as lower voice services and data networking revenues, which consist of traditional circuit-based services such as frame relay, private line and Asynchronous Transfer Mode (ATM) services. These core services declined in 2013 compared to 2012 as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflected our focus on improving margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. The decline is also due to lower revenue from public sector customers. This decrease was partially offset by growth in Strategic services revenues, which increased $0.4 billion, or 4.6%, during 2013 compared to 2012 primarily due to growth in advanced services, such as contact center solutions, IP communications and our cloud and data center offerings, as well as revenue from a telematics services business that we acquired in the third quarter of 2012.

2012 Compared to 2011

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. Core services declined compared to the similar period in 2011 as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflected our focus on improving margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. This decrease was partially offset by higher Strategic services revenues. Strategic services revenues increased primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2013 Compared to 2012

Global Wholesale revenues decreased $0.5 billion, or 7.3%, during 2013 compared to 2012 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.2% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to competitors de-emphasizing their local market initiatives coupled with the effect of technology substitution. Also contributing to the decline in voice revenues is the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced an 11.3% decline compared to the similar period in 2012.

2012 Compared to 2011

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.3% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to the continued impact of competitors de-emphasizing their local market initiatives coupled with the impact of technology substitution. Also contributing to the decline in voice revenues is the elimination of low margin international products and the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced a 9.6% decline compared to the similar period in 2011. We expect Global Wholesale revenue to continue to decline approximately 10% per quarter compared to the similar period in 2011, as we believe that the continued decline in core products will only be partially offset by growth in Ethernet and IP services.

Other

Other revenues include such services as local exchange and long distance services outside of our network footprint and operator services which are no longer being marketed. The decrease in revenues from other services during 2013 and 2012 was primarily due to reduced volumes outside of our network footprint.

Operating Expenses

(dollars in millions)

Years Ended December 31,	2013	2012	2011	Increase/(Decrease) 2013 vs. 2012		2012 vs. 2011	
Cost of services and sales	**$ 21,928**	$ 22,413	$ 22,158	**$ (485)**	**(2.2)%**	$ 255	1.2 %
Selling, general and administrative expense	**8,595**	8,883	9,107	**(288)**	**(3.2)**	(224)	(2.5)
Depreciation and amortization expense	**8,327**	8,424	8,458	**(97)**	**(1.2)**	(34)	(0.4)
Total Operating Expenses	**$ 38,850**	$ 39,720	$ 39,723	**$ (870)**	**(2.2)**	$ (3)	–

Cost of Services and Sales

Cost of services and sales decreased during 2013 compared to 2012, primarily due to a decrease in costs related to customer premise equipment which reflected our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle, a decline in access costs resulting primarily from declines in overall wholesale long distance volumes and the net effect of storm-related insurance recoveries. These decreases were partially offset by higher content costs associated with continued FiOS subscriber growth and vendor rate increases.

Cost of services and sales increased during 2012 compared to 2011, primarily due to higher content costs associated with continued FiOS subscriber growth and vendor rate increases and increased expenses related to our cloud and data center offerings. Cost of services and sales was also impacted by higher costs related to FiOS installation, as well as higher repair and maintenance expenses caused by storm-related events in 2012 compared to 2011. The increases were partially offset by a decline in access costs primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. Costs related to customer premise equipment also decreased, which reflected our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2013 compared to 2012 primarily due to declines in employee costs, primarily as a result of reduced headcount, and declines in rent expenses, partially offset by higher transaction and property tax expenses.

Selling, general and administrative expense decreased during 2012 compared to 2011 primarily due to lower allocations related to centralized administrative functions, and to a lesser extent, lower property and transaction tax expenses and employee costs.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2013 compared to 2012, as well as 2012 compared to 2011, due to decreases in net depreciable assets, partially offset by an increase in amortization expense related to non-network software.

Segment Operating Income and EBITDA

(dollars in millions)

Years Ended December 31,	2013	2012	2011	Increase/(Decrease) 2013 vs. 2012		2012 vs. 2011	
Segment Operating Income	**$ 373**	$ 60	$ 959	**$ 313**	**nm**	$ (899)	(93.7)%
Add Depreciation and amortization expense	**8,327**	8,424	8,458	**(97)**	**(1.2)%**	(34)	(0.4)
Segment EBITDA	**$ 8,700**	$ 8,484	$ 9,417	**$ 216**	**2.5**	$ (933)	(9.9)
Segment operating income margin	**1.0%**	0.2%	2.4%				
Segment EBITDA margin	**22.2%**	21.3%	23.1%				

nm - not meaningful

The changes in Wireline's Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

During 2012, $0.1 billion of non-recurring or non-operational items were excluded from Wireline's Operating income.

OTHER ITEMS

Gain on Spectrum License Transaction

During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the gain on the spectrum license transaction described above.

Wireless Transaction Costs

During 2013, as a result of the Wireless Transaction, we recorded costs of $0.9 billion primarily for interest expense of $0.7 billion related to the issuance of the new notes, as well as $0.2 billion in fees primarily in connection with the bridge credit agreement (see "Consolidated Financial Condition").

Severance, Pension and Benefit (Credits) Charges

During 2013, we recorded net pre-tax severance, pension and benefits credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities (see "Employee Benefit Plan Funded Status and Contributions") as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the severance, pension and benefit (credits) charges presented above.

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

During November 2011, we recorded debt redemption costs of $0.1 billion in connection with the early redemption of $1.0 billion of 7.375% Verizon Communications Notes due September 2012, $0.6 billion of 6.875% Verizon Communications Notes due June 2012, $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013, $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012.

Litigation Settlements

In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the following six years an additional $0.2 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See "Consolidated Results of Operations") excludes the litigation settlement costs presented above.

CONSOLIDATED FINANCIAL CONDITION

			(dollars in millions)
Years Ended December 31,	**2013**	2012	2011
Cash Flows Provided By (Used In)			
Operating activities	**$ 38,818**	$ 31,486	$ 29,780
Investing activities	**(14,833)**	(20,502)	(17,250)
Financing activities	**26,450**	(21,253)	(5,836)
Increase (Decrease) In Cash and Cash Equivalents	**$ 50,435**	$ (10,269)	$ 6,694

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends, repurchase Verizon common stock from time to time and invest in new businesses. Our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. The cash portion of the purchase price for the Wireless Transaction was primarily funded by the incurrence of third-party indebtedness, including the issuance of $49.0 billion aggregate principal amount of fixed and floating rate notes and other indebtedness (see "Acquisitions and Divestitures"). We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional investments or development activities or to maintain an appropriate capital structure to ensure our financial flexibility. Our cash and cash equivalents are primarily held domestically in diversified accounts and are invested to maintain principal and liquidity. Accordingly, we do not have significant exposure to foreign currency fluctuations.

The volatility in world debt and equity markets has not had a significant effect on our ability to access external financing. Our available external financing arrangements include credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances. In addition, during 2013, we entered into a $2.0 billion 364-day revolving credit agreement.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily from our Wireless segment. Net cash provided by operating activities during 2013 increased by $7.3 billion compared to 2012 primarily due to higher consolidated earnings, lower pension contributions and improved working capital levels. The increase in net cash provided by operating activities in 2013 was partially offset by net distributions of $0.3 billion received from Vodafone Omnitel in 2012.

Net cash provided by operating activities during 2012 increased by $1.7 billion compared to 2011 primarily due to higher consolidated earnings, as well as improved working capital levels, due to timing differences, partially offset by an increase in pension contributions. Net cash provided by operating activities during 2012 and 2011 included net distributions received from Vodafone Omnitel of $0.3 billion and $0.4 billion, respectively.

Cash Flows Used In Investing Activities

Capital Expenditures
Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks.

Capital expenditures, including capitalized software, were as follows:

			(dollars in millions)
Years Ended December 31,	**2013**	2012	2011
Wireless	**$ 9,425**	$ 8,857	$ 8,973
Wireline	**6,229**	6,342	6,399
Other	**950**	976	872
	$ 16,604	$ 16,175	$ 16,244
Total as a percentage of revenue	**13.8%**	14.0%	14.7%

Capital expenditures increased at Wireless in 2013 compared to 2012 in order to substantially complete the build-out of our 4G LTE network. Capital expenditures declined at Wireline as a result of decreased legacy spending requirements and a decline in spending on our FiOS network.

Capital expenditures declined slightly at Wireless in 2012 compared to 2011 due to the decreased investment in the capacity of our wireless EV-DO network, partially offset by the increased build-out of our 4G LTE network. Capital expenditures declined slightly at Wireline due to lower legacy spending requirements.

Acquisitions
During 2013, 2012 and 2011, we invested $0.6 billion, $4.3 billion and $0.2 billion, respectively, in acquisitions of wireless licenses. During 2013, 2012 and 2011, we also invested $0.5 billion, $0.9 billion and $1.8 billion, respectively, in acquisitions of investments and businesses, net of cash acquired.

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. In February 2014, Verizon acquired a business dedicated to the development of cloud television products and services for cash consideration that was not significant.

During 2012, we paid approximately $4.3 billion to acquire wireless licenses primarily to meet future LTE capacity needs and enable LTE expansion. Additionally, during 2012, we acquired HUGHES Telematics, a provider of telematics services, for $0.6 billion. See "Acquisitions and Divestitures" for additional details.

During April 2011, we paid approximately $1.4 billion for the equity of Terremark, which was partially offset by $0.1 billion of cash acquired (see "Acquisitions and Divestitures"). See "Cash Flows From Financing Activities" regarding the debt obligations of Terremark that were repaid during May 2011. In addition, during 2011, we acquired various wireless licenses and markets as well as a provider of cloud software technology for cash consideration that was not significant.

Dispositions
During 2013, we completed the sale of 700 MHz lower B block spectrum licenses and as a result, we received proceeds of $2.1 billion. Additionally, on January 6, 2014, we announced agreements with T-Mobile USA, Inc. (T-Mobile USA) pursuant to which we will dispose of our remaining 700 MHz A block spectrum licenses, and as a result of these agreements we expect to receive cash consideration of approximately $2.4 billion and additional spectrum. See "Acquisitions and Divestitures" for additional information.

During 2012, we received $0.4 billion related to the sale of some of our 700 MHz lower A and B block spectrum licenses. We acquired these licenses as part of Federal Communications Commission (FCC) Auction 73 in 2008.

Other, net

During 2011, Other, net primarily included proceeds related to the sales of long-term investments, which were not significant to our consolidated statements of income.

Cash Flows Provided by (Used In) Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2013, 2012 and 2011, net cash provided by (used in) financing activities was $26.5 billion, $(21.3) billion and $(5.8) billion, respectively.

2013

During March 2013, we issued $0.5 billion aggregate principal amount of floating rate Notes due 2015 in a private placement resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds were used for the repayment of commercial paper.

During April 2013, $1.25 billion of 5.25% Verizon Communications Notes matured and were repaid. During May 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. During June 2013, $0.5 billion of 4.375% Verizon Communications Notes and $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. In addition, during June 2013, we redeemed $0.25 billion of 7.15% Verizon Maryland LLC Debentures due May 2023 at a redemption price of 100% of the principal amount of the debentures.

During September 2013, in connection with the Wireless Transaction, we issued $49.0 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $48.7 billion, net of discounts and issuance costs. The issuances consisted of the following: $2.25 billion aggregate principal amount of floating rate Notes due 2016 that bear interest at a rate equal to three-month London Interbank Offered Rate (LIBOR) plus 1.53% which rate will be reset quarterly, $1.75 billion aggregate principal amount of floating rate Notes due 2018 that bear interest at a rate equal to three-month LIBOR plus 1.75% which rate will be reset quarterly, $4.25 billion aggregate principal amount of 2.50% Notes due 2016, $4.75 billion aggregate principal amount of 3.65% Notes due 2018, $4.0 billion aggregate principal amount of 4.50% Notes due 2020, $11.0 billion aggregate principal amount of 5.15% Notes due 2023, $6.0 billion aggregate principal amount of 6.40% Notes due 2033 and $15.0 billion aggregate principal amount of 6.55% Notes due 2043 (collectively, the new notes). The proceeds of the new notes were used to finance, in part, the Wireless Transaction and to pay related fees and expenses. As a result of the issuance of the new notes, we incurred interest expense related to the Wireless Transaction of $0.7 billion during 2013.

During October 2013, $0.3 billion of 4.75% Verizon New England Inc. Debentures matured and were repaid.

During November 2013, $1.25 billion of 7.375% Verizon Wireless Notes and $0.2 billion of 6.5% Verizon Wireless Notes matured and were repaid. During November 2013, Verizon Wireless redeemed $3.5 billion of 5.55% Notes due February 1, 2014 at a redemption price of 101% of the principal amount of the notes and $0.3 billion of 6.70% Verizon New York Inc. Debentures due November 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

During December 2013, we redeemed $0.2 billion of 7.0% Verizon New York Inc. Debentures due December 2033 at a redemption price of 100% of the principal amount of the debentures and $20 million of 7.0% Verizon Delaware LLC Debentures due December 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2013 we utilized $0.2 billion under fixed rate vendor financing facilities.

During February 2014, we issued €1.75 billion aggregate principal amount of 2.375% Notes due 2022, €1.25 billion aggregate principal amount of 3.25% Notes due 2026 and £0.85 billion aggregate principal amount of 4.75% Notes due 2034. The issuance of these Notes resulted in cash proceeds of approximately $5.4 billion, net of discounts and issuance costs. The net proceeds were used, in part, to finance the Wireless Transaction. Any net proceeds not used to finance the Wireless Transaction will be used for general corporate purposes. Also, during February 2014, we issued $0.5 billion aggregate principal amount of 5.9% Retail Notes due 2054 resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds will be used for general corporate purposes.

Verizon Notes

During February 2014, in connection with the Wireless Transaction, we issued $5.0 billion aggregate principal amount of floating rate notes. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014 (see "Acquisitions and Divestitures"). The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%.

Term Loan Agreement

During October 2013, we entered into a term loan agreement with a group of major financial institutions pursuant to which we drew $6.6 billion in February 2014 to finance, in part, the Wireless Transaction and to pay transaction costs. Half of any loans under the term loan agreement have a maturity of three years and the other half have a maturity of five years (the 5-Year Loans). The 5-Year Loans provide for the partial amortization of principal during the last two years that they are outstanding. Loans under the term loan agreement bear interest at floating rates. The term loan agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, the term loan agreement requires us to maintain a leverage ratio (as defined in the term loan agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Bridge Credit Agreement

During September 2013, we entered into a $61.0 billion bridge credit agreement with a group of major financial institutions. The credit agreement provided us with the ability to borrow up to $61.0 billion to finance, in part, the Wireless Transaction and to pay related transaction costs. Following the September 2013 issuance of notes, borrowing availability under the bridge credit agreement was reduced to $12.0 billion. Following the effectiveness of the term loan agreement in October 2013, the bridge credit agreement was terminated in accordance with its terms and as such, the related fees of $0.2 billion were recognized in Other income and (expense), net during the fourth quarter of 2013.

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid. In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased and $0.35 billion principal amount of the notes remained outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The net proceeds were used for general corporate purposes, for the Tender Offer, and to redeem $0.7 billion of $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A due 2013 and $0.75 billion of 4.35% Verizon Communications Notes due 2013.

In addition, during 2012, various fixed rate notes totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

See "Other Items" regarding the early debt redemption costs incurred in connection with the aforementioned repurchases and redemptions.

2011
During 2011, proceeds from long-term borrowings totaled $11.1 billion, which was primarily used to repay outstanding debt, redeem higher interest bearing debt maturing in the near term and for other general corporate purposes.

During 2011, $0.5 billion of 5.35% Verizon Communications Notes matured and were repaid, and we utilized $0.3 billion under fixed rate vendor financing facilities.

During March 2011, we issued $6.25 billion aggregate principal amount of fixed and floating rate notes at varying maturities resulting in cash proceeds of approximately $6.19 billion, net of discounts and issuance costs. The net proceeds were used for the repayment of commercial paper and other general corporate purposes, as well as to redeem $2.0 billion aggregate principal amount of telephone subsidiary debt during April 2011.

The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during the second quarter of 2011.

During November 2011, we issued $4.6 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. During November 2011, the net proceeds were used to redeem $1.6 billion aggregate principal amount of Verizon Communications notes and $1.9 billion aggregate principal amount of telephone subsidiary debt. The remaining net proceeds were used for the repayment of commercial paper and other general corporate purposes. See "Other Items" regarding the early debt redemption costs incurred in connection with the aforementioned redemptions.

During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes, and the related cross currency swap was settled. During May 2011, $4.0 billion Verizon Wireless two-year fixed and floating rate notes matured and were repaid.

Special Distributions
In May 2013, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the second quarter of 2013 in proportion to their partnership interests on the payment date, in the aggregate amount of $7.0 billion. As a result, Vodafone received a cash payment of $3.15 billion and the remainder of the distribution was received by Verizon.

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Other, net
The change in Other, net financing activities during 2013 compared to 2012 was primarily driven by higher distributions to Vodafone, which owned a 45% noncontrolling interest in Verizon Wireless as of December 31, 2013. The change in Other, net financing activities during 2012 compared to 2011 was primarily driven by higher distributions to Vodafone, and higher early debt redemption costs (see "Other Items").

Dividends
The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2013, the Board increased our quarterly dividend payment 2.9% to $.53 per share from $.515 per share in the same period of 2012. This is the seventh consecutive year that Verizon's Board of Directors has approved a quarterly dividend increase. During the third quarter of 2012, the Board increased our quarterly dividend payment 3.0% to $.515 per share from $.50 per share in the same period of 2011. During the third quarter of 2011, the Board increased our quarterly dividend payment 2.6% to $.50 per share from $.4875 per share in the same period of 2010.

During 2013, we paid $5.9 billion in dividends compared to $5.2 billion in 2012 and $5.6 billion in 2011. As in prior periods, dividend payments were a significant use of capital resources. While the dividends declared per common share increased in 2012 compared to 2011, the total amount of cash dividends paid decreased during 2012 compared to the prior year as a portion of the dividends was satisfied through the issuance of common shares from Treasury stock (see "Common Stock").

Credit Facilities
On August 13, 2013, we amended our $6.2 billion credit facility with a group of major financial institutions to extend the maturity date to August 12, 2017. As of December 31, 2013, the unused borrowing capacity under this credit facility was approximately $6.1 billion. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

During October 2013, we entered into a $2.0 billion 364-day revolving credit agreement with a group of major financial institutions. Although effective as of October 2013, we could not draw on this revolving credit agreement prior to the completion of the Wireless Transaction. We may use borrowings under the 364-day credit agreement for general corporate purposes. The 364-day revolving credit agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, this agreement requires us to maintain a leverage ratio (as defined in the agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion. On February 3, 2011, the Board of Directors replaced the previously authorized share buyback program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2014. The Board also determined that no additional shares were to be purchased under the prior program. During 2013, we repurchased $0.2 billion of our common stock under this program. There were no repurchases of common stock during 2012 or 2011.

As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares.

Credit Ratings

During the third quarter of 2013, Verizon's credit ratings were downgraded by Moody's Investors Service (Moody's), Standard & Poor's Ratings Services (Standard & Poor's) and Fitch Ratings (Fitch) as a result of Verizon's announcement of the agreement to acquire Vodafone's 45% noncontrolling interest in Verizon Wireless for approximately $130 billion including the incurrence of third-party indebtedness to fund the cash portion of the purchase price for the Wireless Transaction. Moody's downgraded Verizon's long-term debt ratings one notch from A3 to Baa1, while Standard & Poor's lowered its corporate credit rating and senior unsecured debt rating one notch from A- to BBB+ and Fitch lowered its long-term issuer default rating and senior unsecured debt rating one notch from A to A-.

Although the ratings downgrade is not expected to significantly impact our access to capital, it could increase both the cost of refinancing debt and the cost of financing any new capital requirements. Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants. Additionally, the term loan credit agreement and the 364-day revolving credit agreement require us to maintain a leverage ratio (as such term is defined in those agreements) not in excess of 3.50:1.00 until our credit ratings are equal to or higher than A3 and A-.

We and our consolidated subsidiaries are in compliance with all debt covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2013 totaled $53.5 billion, a $50.4 billion increase compared to Cash and cash equivalents at December 31, 2012 primarily as a result of the issuance of $49.0 billion aggregate principal amount of fixed and floating rate notes.

Our Cash and cash equivalents at December 31, 2012 totaled $3.1 billion, a $10.3 billion decrease compared to Cash and cash equivalents at December 31, 2011 as a result of the factors described in connection with our cash flows provided by operating activities, cash flows used in investing activities and cash flows used in financing activities.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that management believes is useful to investors and other users of Verizon's financial information in evaluating cash available to pay debt and dividends. Free cash flow is calculated by subtracting capital expenditures from net cash provided by operating activities. The following table reconciles net cash provided by operating activities to Free cash flow:

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Net cash provided by operating activities	**$ 38,818**	$ 31,486	$ 29,780
Less Capital expenditures (including capitalized software)	**16,604**	16,175	16,244
Free cash flow	**$ 22,214**	$ 15,311	$ 13,536

The changes in free cash flow during 2013, 2012 and 2011 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures.

Employee Benefit Plan Funded Status and Contributions

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree's annuity payment equals the amount of such individual's pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan's funding percentage would not decrease as a result of the transaction.

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2013, contributions to our qualified pension plans were not material. During 2012 and 2011, we contributed $0.9 billion and $0.4 billion, respectively, to our qualified pension plans, excluding the pension annuitization discussed above. We also contributed $0.1 billion, $0.2 billion and $0.1 billion to our nonqualified pension plans in 2013, 2012 and 2011, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have adopted a liability driven pension strategy that seeks to better match cash flows from investments with projected benefit payments. We expect that the strategy will reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries, however, we also expect the strategy to result in lower asset returns. Based on this strategy and the funded status of the plans at December 31, 2013, we expect the minimum required qualified pension plan contribution in 2014 to be $1.2 billion. Nonqualified pension contributions are estimated to be approximately $0.2 billion in 2014.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.4 billion, $1.5 billion and $1.4 billion to our other postretirement benefit plans in 2013, 2012 and 2011, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.4 billion in 2014.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 37 years as of December 31, 2013. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with U.S. GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2013. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt[1]	$ 92,851	$ 3,395	$ 13,466	$ 16,252	$ 59,738
Capital lease obligations[2]	293	91	92	49	61
Total long-term debt, including current maturities	93,144	3,486	13,558	16,301	59,799
Interest on long-term debt[1]	74,938	4,816	9,419	8,609	52,094
Operating leases[2]	12,190	2,255	3,723	2,464	3,748
Purchase obligations[3]	33,440	19,724	8,778	4,163	775
Other long-term liabilities[4]	4,404	2,825	1,579	-	-
Total contractual obligations	$ 218,116	$ 33,106	$ 37,057	$ 31,537	$ 116,416

(1) Items included in long-term debt with variable coupon rates are described in Note 8 to the consolidated financial statements.
(2) See Note 7 to the consolidated financial statements.
(3) The purchase obligations reflected above are primarily commitments to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. We also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in this table alone do not provide a reliable indicator of our expected future cash outflows or changes in our expected cash position (see Note 16 to the consolidated financial statements).
(4) Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions (see Note 11 to the consolidated financial statements).

We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $2.1 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses (see Note 16 to the consolidated financial statements).

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2013, $3.1 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, which will occur, among other things, if the operating telephone company is no longer a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2013, $1.7 billion principal amount of these obligations remained outstanding (see Note 8 to the consolidated financial statements).

As of December 31, 2013 letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in investment, equity and commodity prices and changes in corporate tax rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate swap agreements, commodity swap and forward agreements and interest rate locks. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposure to various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2013, approximately 92% of the aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.1 billion. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2013 and 2012. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

(dollars in millions)

At December 31, 2013	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
Long-term debt and related derivatives	**$ 103,103**	**$ 95,497**	**$ 111,910**
At December 31, 2012			
Long-term debt and related derivatives	$ 61,045	$ 56,929	$ 65,747

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on LIBOR, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities.

During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments was recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations. During the second quarter of 2013, interest rate swaps with a notional value of $1.25 billion matured and the impact to our consolidated financial statements was not material. During the third quarter of 2013, we entered into interest rate swaps with a total notional value of $1.8 billion. At December 31, 2013 and 2012, the fair value of these interest rate swaps was not material. At December 31, 2013, the total notional amount of these interest rate swaps was $1.8 billion. The ineffective portion of these interest rate swaps was not material at December 31, 2013.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during the fourth quarter of 2013, we entered into forward interest rate swaps with a notional value of $2.0 billion. We designated these contracts as cash flow hedges. The fair value of these contracts was not material at December 31, 2013.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive income in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2013, our primary translation exposure was to the British Pound Sterling, the Euro, the Australian Dollar and the Japanese Yen.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2013 or December 31, 2012. During 2013 and 2012 the gains with respect to these swaps were not material.

During February 2014, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $5.4 billion of Euro and British Pound Sterling denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING STANDARDS

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

- Wireless licenses and Goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events or changes in circumstances during an interim period that indicate these assets may not be recoverable. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in our operating profitability, we may have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

  Wireless Licenses
  The carrying value of our wireless licenses was approximately $75.7 billion as of December 31, 2013. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. In 2013, we performed a qualitative impairment assessment to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our assessment we considered several qualitative factors including the business enterprise value of Wireless, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA margin projections), the projected financial performance of Wireless, as well as other factors. Based on our assessment in 2013, we qualitatively concluded that it was more likely than not that the fair value of our wireless licenses significantly exceeded their carrying value and therefore, did not result in an impairment.

  In 2012 and 2011, our quantitative impairment test consisted of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses was less than the aggregated carrying amount of the wireless licenses then an impairment charge would have been recognized. Our annual quantitative impairment tests for 2012 and 2011 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

  In 2012 and 2011, using a quantitative assessment, we estimated the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result we were required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We considered current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represented our estimate of the weighted-average cost of capital (WACC), or expected return, that a marketplace participant would have required as of the valuation date. We developed the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporated our estimate of the expected return a marketplace participant would have required as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represented our estimate of the marketplace's long-term growth rate.

  Goodwill
  At December 31, 2013, the balance of our goodwill was approximately $24.6 billion, of which $18.4 billion was in our Wireless segment and $6.2 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Wireless significantly exceeded its carrying value and the fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2013, 2012 and 2011 did not result in an impairment.

  The fair value of the reporting unit is calculated using a market approach and a discounted cash flow method. The market approach includes the use of comparative multiples to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components—projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The estimated cash flows are discounted using a rate that represents our WACC.

- We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2013, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2013 and for the year then ended pertaining to Verizon's pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2013*
Pension plans discount rate	+0.50	$ (1,105)
	-0.50	1,224
Rate of return on pension plan assets	+1.00	(166)
	-1.00	166
Postretirement plans discount rate	+0.50	(1,332)
	-0.50	1,486
Rate of return on postretirement plan assets	+1.00	(26)
	-1.00	26
Health care trend rates	+1.00	2,539
	-1.00	(2,086)

* In determining its pension and other postretirement obligation, the Company used a weighted-average discount rate of 5.0%. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2013. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

- Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, changes in tax laws and rates, acquisitions and dispositions of businesses and non-recurring items. As a global commercial enterprise, our income tax rate and the classification of income taxes can be affected by many factors, including estimates of the timing and realization of deferred income tax assets and the timing and amount of income tax payments. We account for tax benefits taken or expected to be taken in our tax returns in accordance with the accounting standard relating to the uncertainty in income taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances, and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

- Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. We depreciate plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment would result in a decrease to our 2013 depreciation expense of $1.8 billion and that a one-year decrease would result in an increase of approximately $2.1 billion in our 2013 depreciation expense.

Recent Accounting Standards

In July 2013, the accounting standard update relating to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists was issued. The standard update provides that a liability related to an unrecognized tax benefit should be offset against same jurisdiction deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. We will adopt this standard update during the first quarter of 2014. We are currently evaluating the consolidated balance sheet impact related to this standard update.

ACQUISITIONS AND DIVESTITURES

Wireless

Wireless Transaction

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone's indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion.

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately $60.15 billion of Verizon's common stock, par value $0.10 per share (the Stock Consideration), (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon's indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration of approximately $2.5 billion. As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness (see "Consolidated Financial Condition").

In accordance with the accounting standard on consolidation, a change in a parent's ownership interest while the parent retains a controlling financial interest in its subsidiary is accounted for as an equity transaction and remeasurement of assets and liabilities of previously controlled and consolidated subsidiaries is not permitted. As a result, we will account for the Wireless Transaction by adjusting the carrying amount of the noncontrolling interest to reflect the change in Verizon's ownership interest in Verizon Wireless. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to Verizon.

Omnitel Transaction

On February 21, 2014, Verizon and Vodafone also implemented the sale of the Omnitel Interest (the Omnitel Transaction) by a subsidiary of Verizon to a subsidiary of Vodafone in connection with the Wireless Transaction pursuant to a separate share purchase agreement. We will recognize a gain on the disposal of the Omnitel interest in the first quarter of 2014.

Verizon Notes

The Verizon Notes were issued pursuant to Verizon's existing indenture. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014. The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%. The indenture that governs the Verizon Notes contains certain negative covenants, including a negative pledge covenant and a merger or similar transaction covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. An event of default for either series of the Verizon Notes may result in acceleration of the entire principal amount of all debt securities of that series. Beginning two years after the closing of the Wireless Transaction, Verizon may redeem all or any portion of the outstanding Verizon Notes held by Vodafone or any of its affiliates for a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Verizon Notes may only be transferred by Vodafone to third parties in specified amounts during specified periods, commencing January 1, 2017. The Verizon Notes held by third parties will not be redeemable. Verizon has agreed to file a registration statement with respect to the Verizon Notes at least three months prior to the Verizon Notes becoming transferable.

Other Consideration

Included in the other consideration paid to Vodafone is the indirect assumption of long-term obligations with respect to 5.143% Class D and Class E cumulative preferred stock issued by one of the Purchased Entities. Both the Class D (825,000 shares outstanding) and Class E shares (825,000 shares outstanding) are mandatorily redeemable in April 2020 at $1,000 per share plus any accrued and unpaid dividends. Dividends accrue at 5.143% per annum and will be treated as interest expense. Both the Class D and Class E shares will be classified as liability instruments and will be recorded at fair value as determined at the closing of the Wireless Transaction.

Spectrum License Transactions

Since 2012, we have entered into several strategic spectrum transactions including:

- During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional 4G LTE capacity:
  - Verizon Wireless acquired AWS spectrum in separate transactions with SpectrumCo and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo's members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.
  - Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA. As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile USA and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.
- During the first quarter of 2013, we completed license exchange transactions with T-Mobile License LLC and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain Advanced Wireless Services (AWS) licenses. These non-cash exchanges include a number of intra-market swaps that we expect will enable Verizon Wireless to make more efficient use of the AWS band. As a result of these exchanges, we received an aggregate $0.5 billion of AWS licenses at fair value and recorded an immaterial gain.
- During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T in exchange for a payment of $1.9 billion and the

transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.

- During the fourth quarter of 2013, we entered into license exchange agreements with T-Mobile USA to exchange certain AWS and PCS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in the first half of 2014. The exchange includes a number of swaps that we expect will result in more efficient use of the AWS and PCS bands. As a result of these agreements, $0.9 billion of Wireless licenses are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013. Upon completion of the transaction, we expect to record an immaterial gain.
- Subsequent to the transaction with T-Mobile USA in the fourth quarter of 2013, on January 6, 2014, we announced two agreements with T-Mobile USA with respect to our remaining 700 MHz A block spectrum licenses. Under one agreement, we will sell certain of these licenses to T-Mobile USA in exchange for cash consideration of approximately $2.4 billion, and under the second agreement we will exchange the remainder of these licenses for AWS and PCS spectrum licenses. These transactions are subject to the approval of the FCC as well as other customary closing conditions. These transactions are expected to close in the middle of 2014.

Other

During 2013, we acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, we obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. We recorded $0.2 billion of goodwill as a result of these transactions.

Wireline

HUGHES Telematics, Inc.

During July 2012, we acquired HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics' operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a tender offer followed by a "short-form" merger under Delaware law through which Terremark became a wholly-owned subsidiary of Verizon. The acquisition enhanced Verizon's offerings to business and government customers globally.

Other

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Upon closing, we recorded $0.3 billion of goodwill. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. The consolidated financial statements include the results of the operations of each of these acquisitions from the date each acquisition closed.

On January 21, 2014, Verizon announced an agreement to acquire a business dedicated to the development of cloud television products and services for cash consideration that was not significant. The transaction, which was completed in February 2014, is expected to accelerate the availability of next-generation video services.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Regulatory and Competitive Trends

Regulatory and Competitive Landscape

Verizon operates in a regulated and highly competitive market. Current and potential competitors include other voice and data service providers such as other wireless companies, traditional telephone companies, cable companies, Internet service providers, software and application providers, and other non-traditional companies. Many of these companies have a strong market presence, brand recognition, and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Some of our competitors also are subject to fewer regulatory constraints than Verizon. For many services offered by Verizon, the FCC is our primary regulator. The FCC has jurisdiction over interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act or Act). Other Verizon services are subject to state and local regulation.

FCC Regulation

Broadband

Verizon offers many different broadband and Internet access services. The FCC has adopted a series of orders that impose lesser regulatory requirements on broadband services than apply to older voice and slower data services. For example certain facility unbundling requirements that apply to narrowband facilities of traditional telephone companies do not apply to broadband facilities. In addition, the FCC concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Our broadband Internet access services are subject to various attempts to impose so-called "network neutrality" rules, some of which were affirmed and others vacated on appeal in early 2014. Verizon has been and remains committed to the open Internet which provides consumers with competitive choices and unblocked access to lawful websites and content when, where, and how they want. This will not change in light of the court's decision. Our commitment applies to broadband Internet access services provided over both our wireline and wireless networks and can be found on our website at http://responsibility.verizon.com/broadband-commitment.

Video

Verizon offers a multi-channel video service that is regulated like traditional cable service. The FCC has a body of rules that apply to cable operators, and these rules also generally apply to Verizon. In addition, the Act generally requires companies to obtain a local cable franchise, and the FCC has adopted rules that interpret and implement this requirement. In areas where Verizon offers its facilities-based multichannel video services, Verizon has typically been required to obtain a franchise from local authorities.

Wireline Voice

Verizon offers many different wireline voice services, including traditional telephone service and other services that rely on newer technologies such as VoIP. For regulatory purposes, legacy telephone services are generally considered to be "common carrier" services. Common carrier services are subject to heightened regulatory oversight with respect to rates, terms and conditions, and other aspects of the services. The FCC has not decided the regulatory classification of VoIP but has said VoIP service providers must comply with certain rules, such as 911 capabilities and law enforcement assistance requirements.

Wireless Services

The FCC regulates several aspects of Verizon Wireless' operations. Generally, the FCC has jurisdiction over the construction, operation, acquisition, and transfer of wireless communications systems. And all wireless services require use of radio frequency spectrum, the assignment and distribution of which is subject to FCC oversight. Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from others, or by participating in a competitive bidding process for new spectrum from the FCC. Both processes are subject to certain reviews, approvals, and potential conditions.

Today, Verizon Wireless holds FCC spectrum licenses that allow it to provide a wide range of mobile and fixed communications services, including both voice and data services. FCC spectrum licenses typically have a term of 10 years, at which time they are subject to renewal. While the FCC has routinely renewed all of Verizon Wireless' licenses, challenges could be raised in the future. If a wireless license were revoked or not renewed, Verizon Wireless would not be permitted to provide services on the spectrum. Some of our licenses require us to comply with so-called "open access" FCC regulations, which generally require licensees of particular spectrum to allow customers to use devices and applications of their choice, subject to certain technical limitations. The FCC has also imposed certain specific mandates on wireless carriers including construction and geographic coverage requirements, technical operating standards, provision of enhanced 911 services, roaming obligations, and requirements for wireless tower and antenna facilities.

The Communications Act imposes restrictions on foreign ownership of U.S. wireless systems. The FCC has approved the foreign ownership in Verizon that has resulted from the Wireless Transaction. In addition, Verizon Wireless, Verizon and Vodafone entered into an agreement with the federal government that imposes national security and law enforcement-related obligations on the ways in which Verizon Wireless stores information and otherwise conducts its business.

Intercarrier Compensation and Network Access

The FCC regulates some of the rates that carriers pay each other for the exchange voice traffic (particularly traditional wireline traffic) over different networks and other aspects of interconnection for some voice services. In many instances, Verizon makes payments to other providers, and in turn Verizon receives some payments from other carriers. In 2011, the FCC issued a broad reform order changing, among other things, the framework for many of the per-minute rates that carriers charge each other for the exchange of voice traffic. The new rules gradually reduce many of these rates to zero. This order is subject to pending reconsideration petitions and appeals. The FCC also regulates some of the rates and terms and conditions for certain wireline "special access" and other services and network facilities. Verizon is both a seller and a buyer of these services. For example, on the wireline side Verizon sells wholesale circuits to other voice and data service providers. On the wireless side, Verizon purchases special access and other services to transport traffic to and from cell towers. In addition, as required by the Act, Verizon unbundles certain wireline network elements and makes these facilities and services available to other network providers.

Universal Service

The Communications Act charges the FCC with ensuring that certain groups and areas have access to communications services, including rural and other high-cost areas, low income subscribers, schools and libraries, rural health-care organizations, and deaf and hard-of-hearing individuals. The FCC established different subsidy and discount programs to achieve these goals. To pay for these programs, the FCC requires contributions from providers such as Verizon based on reported revenues for certain services. Verizon also receives some payments from some of these programs but is a net payer into them.

State Regulation and Local Regulation

Wireline Services

State public utility commissions regulate Verizon's telephone operations with respect to certain telecommunications intrastate matters. Verizon operates as an "incumbent local exchange carrier" in 14 states. These incumbent operations are subject to various levels of pricing flexibility and other state oversight and requirements. Verizon also has other wireline operations that are more lightly regulated. In addition, as a video services operator in many states, Verizon has been required to obtain a cable franchise from local government entities, or in some cases a state-wide franchise, and to comply with certain one-time and ongoing obligations as a result.

Wireless Services

The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers. The Act does not prohibit states from regulating the other "terms and conditions" of wireless service. For example, some states attempt to regulate wireless customer billing matters and impose reporting requirements. Several states also have laws or regulations that address safety issues (e.g., use of wireless handsets while driving) and taxation matters. In addition, wireless tower and antenna facilities are often subject to state and local zoning and land use regulation, and securing approvals for new or modified facilities is often a lengthy and expensive process.

Environmental Matters

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

In this report we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this report and in other filings with the Securities and Exchange Commission (SEC), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- the ability to realize the expected benefits of the Wireless Transaction in the timeframe expected or at all;
- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing;
- significantly increased levels of indebtedness as a result of the Wireless Transaction;
- changes in tax laws or treaties, or in their interpretation;
- adverse conditions in the U.S. and international economies;
- material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact;
- material changes in technology or technology substitution;
- disruption of our key suppliers' provisioning of products or services;
- changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks;
- breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance;
- the effects of competition in the markets in which we operate;
- changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;
- significant increases in benefit plan costs or lower investment returns on plan assets; and
- the inability to implement our business strategies.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, the management of Verizon Communications Inc., are responsible for establishing and maintaining adequate internal control over financial reporting of the company. Management has evaluated internal control over financial reporting of the company using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2013. In connection with this assessment, there were no material weaknesses in the company's internal control over financial reporting identified by management.

The company's financial statements included in this Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company's internal control over financial reporting.



Lowell C. McAdam
Chairman and Chief Executive Officer



Francis J. Shammo
Executive Vice President and Chief Financial Officer



Anthony T. Skiadas
Senior Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries' (Verizon) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 (1992 framework) (the COSO criteria). Verizon's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013 of Verizon and our report dated February 27, 2014 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 27, 2014 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 27, 2014

CONSOLIDATED STATEMENTS OF INCOME

(dollars in millions, except per share amounts)

Years Ended December 31,	2013	2012	2011
Operating Revenues	**$ 120,550**	$ 115,846	$ 110,875
Operating Expenses			
Cost of services and sales (exclusive of items shown below)	**44,887**	46,275	45,875
Selling, general and administrative expense	**27,089**	39,951	35,624
Depreciation and amortization expense	**16,606**	16,460	16,496
Total Operating Expenses	**88,582**	102,686	97,995
Operating Income	**31,968**	13,160	12,880
Equity in earnings of unconsolidated businesses	**142**	324	444
Other income and (expense), net	**(166)**	(1,016)	(14)
Interest expense	**(2,667)**	(2,571)	(2,827)
Income Before (Provision) Benefit For Income Taxes	**29,277**	9,897	10,483
(Provision) Benefit for income taxes	**(5,730)**	660	(285)
Net Income	**$ 23,547**	$ 10,557	$ 10,198
Net income attributable to noncontrolling interests	**$ 12,050**	$ 9,682	$ 7,794
Net income attributable to Verizon	**11,497**	875	2,404
Net Income	**$ 23,547**	$ 10,557	$ 10,198
Basic Earnings Per Common Share			
Net income attributable to Verizon	**$ 4.01**	$ .31	$ .85
Weighted-average shares outstanding (in millions)	**2,866**	2,853	2,833
Diluted Earnings Per Common Share			
Net income attributable to Verizon	**$ 4.00**	$ .31	$ .85
Weighted-average shares outstanding (in millions)	**2,874**	2,862	2,839

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Net Income	**$ 23,547**	$ 10,557	$ 10,198
Other Comprehensive Income, net of taxes			
Foreign currency translation adjustments	**60**	69	(119)
Unrealized gain (loss) on cash flow hedges	**25**	(68)	30
Unrealized gain (loss) on marketable securities	**16**	29	(7)
Defined benefit pension and postretirement plans	**22**	936	316
Other comprehensive income attributable to Verizon	**123**	966	220
Other comprehensive income (loss) attributable to noncontrolling interests	**(15)**	10	1
Total Comprehensive Income	**$ 23,655**	$ 11,533	$ 10,419
Comprehensive income attributable to noncontrolling interests	**12,035**	9,692	7,795
Comprehensive income attributable to Verizon	**11,620**	1,841	2,624
Total Comprehensive Income	**$ 23,655**	$ 11,533	$ 10,419

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

At December 31,	2013	2012
	(dollars in millions, except per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	**$ 53,528**	$ 3,093
Short-term investments	**601**	470
Accounts receivable, net of allowances of $645 and $641	**12,439**	12,576
Inventories	**1,020**	1,075
Prepaid expenses and other	**3,406**	4,021
Total current assets	**70,994**	21,235
Plant, property and equipment	**220,865**	209,575
Less accumulated depreciation	**131,909**	120,933
	88,956	88,642
Investments in unconsolidated businesses	**3,432**	3,401
Wireless licenses	**75,747**	77,744
Goodwill	**24,634**	24,139
Other intangible assets, net	**5,800**	5,933
Other assets	**4,535**	4,128
Total assets	**$ 274,098**	$ 225,222
Liabilities and Equity		
Current liabilities		
Debt maturing within one year	**$ 3,933**	$ 4,369
Accounts payable and accrued liabilities	**16,453**	16,182
Other	**6,664**	6,405
Total current liabilities	**27,050**	26,956
Long-term debt	**89,658**	47,618
Employee benefit obligations	**27,682**	34,346
Deferred income taxes	**28,639**	24,677
Other liabilities	**5,653**	6,092
Equity		
Series preferred stock ($.10 par value; none issued)	**–**	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	**297**	297
Contributed capital	**37,939**	37,990
Reinvested earnings (Accumulated deficit)	**1,782**	(3,734)
Accumulated other comprehensive income	**2,358**	2,235
Common stock in treasury, at cost	**(3,961)**	(4,071)
Deferred compensation – employee stock ownership plans and other	**421**	440
Noncontrolling interests	**56,580**	52,376
Total equity	**95,416**	85,533
Total liabilities and equity	**$ 274,098**	$ 225,222

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Cash Flows from Operating Activities			
Net Income	**$ 23,547**	$ 10,557	$ 10,198
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	**16,606**	16,460	16,496
Employee retirement benefits	**(5,052)**	8,198	7,426
Deferred income taxes	**5,785**	(952)	(223)
Provision for uncollectible accounts	**993**	972	1,026
Equity in earnings of unconsolidated businesses, net of dividends received	**(102)**	77	36
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses			
Accounts receivable	**(843)**	(1,717)	(966)
Inventories	**56**	(136)	208
Other assets	**(143)**	306	86
Accounts payable and accrued liabilities	**925**	1,144	(1,607)
Other, net	**(2,954)**	(3,423)	(2,900)
Net cash provided by operating activities	**38,818**	31,486	29,780
Cash Flows from Investing Activities			
Capital expenditures (including capitalized software)	**(16,604)**	(16,175)	(16,244)
Acquisitions of investments and businesses, net of cash acquired	**(494)**	(913)	(1,797)
Acquisitions of wireless licenses	**(580)**	(4,298)	(221)
Proceeds from dispositions of wireless licenses	**2,111**	363	–
Net change in short-term investments	**63**	27	35
Other, net	**671**	494	977
Net cash used in investing activities	**(14,833)**	(20,502)	(17,250)
Cash Flows from Financing Activities			
Proceeds from long-term borrowings	**49,166**	4,489	11,060
Repayments of long-term borrowings and capital lease obligations	**(8,163)**	(6,403)	(11,805)
Decrease in short-term obligations, excluding current maturities	**(142)**	(1,437)	1,928
Dividends paid	**(5,936)**	(5,230)	(5,555)
Proceeds from sale of common stock	**85**	315	241
Purchase of common stock for treasury	**(153)**	–	–
Special distribution to noncontrolling interest	**(3,150)**	(8,325)	–
Other, net	**(5,257)**	(4,662)	(1,705)
Net cash provided by (used in) financing activities	**26,450**	(21,253)	(5,836)
Increase (decrease) in cash and cash equivalents	**50,435**	(10,269)	6,694
Cash and cash equivalents, beginning of period	**3,093**	13,362	6,668
Cash and cash equivalents, end of period	**$ 53,528**	$ 3,093	$ 13,362

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollars in millions, except per share amounts, and shares in thousands)

Years Ended December 31,	**2013**		2012		2011	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	**2,967,610**	**$ 297**	2,967,610	$ 297	2,967,610	$ 297
Balance at end of year	**2,967,610**	**297**	2,967,610	297	2,967,610	297
Contributed Capital						
Balance at beginning of year		**37,990**		37,919		37,922
Other		**(51)**		71		(3)
Balance at end of year		**37,939**		37,990		37,919
Reinvested Earnings (Accumulated Deficit)						
Balance at beginning of year		**(3,734)**		1,179		4,368
Net income attributable to Verizon		**11,497**		875		2,404
Dividends declared ($2.09, $2.03, $1.975) per share		**(5,981)**		(5,788)		(5,593)
Balance at end of year		**1,782**		(3,734)		1,179
Accumulated Other Comprehensive Income						
Balance at beginning of year attributable to Verizon		**2,235**		1,269		1,049
Foreign currency translation adjustments		**60**		69		(119)
Unrealized gains (losses) on cash flow hedges		**25**		(68)		30
Unrealized gains (losses) on marketable securities		**16**		29		(7)
Defined benefit pension and postretirement plans		**22**		936		316
Other comprehensive income		**123**		966		220
Balance at end of year attributable to Verizon		**2,358**		2,235		1,269
Treasury Stock						
Balance at beginning of year	**(109,041)**	**(4,071)**	(133,594)	(5,002)	(140,587)	(5,267)
Shares purchased	**(3,500)**	**(153)**	–	–	–	–
Employee plans (Note 15)	**6,835**	**260**	11,434	433	6,982	265
Shareowner plans (Note 15)	**96**	**3**	13,119	498	11	–
Balance at end of year	**(105,610)**	**(3,961)**	(109,041)	(4,071)	(133,594)	(5,002)
Deferred Compensation-ESOPs and Other						
Balance at beginning of year		**440**		308		200
Restricted stock equity grant		**152**		196		146
Amortization		**(171)**		(64)		(38)
Balance at end of year		**421**		440		308
Noncontrolling Interests						
Balance at beginning of year		**52,376**		49,938		48,343
Net income attributable to noncontrolling interests		**12,050**		9,682		7,794
Other comprehensive income (loss)		**(15)**		10		1
Total comprehensive income		**12,035**		9,692		7,795
Distributions and other		**(7,831)**		(7,254)		(6,200)
Balance at end of year		**56,580**		52,376		49,938
Total Equity		**$ 95,416**		$ 85,533		$ 85,908

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon Communications Inc. (Verizon or the Company) is a holding company, which acting through its subsidiaries is one of the world's leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. We have two reportable segments, Wireless and Wireline. For further information concerning our business segments, see Note 13.

The Wireless segment provides wireless communications services across one of the most extensive wireless networks in the United States (U.S.) and has the largest fourth-generation (4G) Long-Term Evolution (LTE) technology and third-generation (3G) networks of any U.S. wireless service provider.

The Wireline segment provides voice, data and video communications products and enhanced services including broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in Net income and Total equity. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the accounting standard related to debt and equity securities. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

We have reclassified certain prior year amounts to conform to the current year presentation.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the allowance for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, unbilled revenues, fair values of financial instruments, unrecognized tax benefits, valuation allowances on tax assets, accrued expenses, pension and postretirement benefit assumptions, contingencies and allocation of purchase prices in connection with business combinations.

Revenue Recognition

Multiple Deliverable Arrangements

In both our Wireless and Wireline segments, we offer products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

Wireless

Our Wireless segment earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale. For equipment sales, we generally subsidize the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. In multiple deliverable arrangements which involve the sale of equipment and a service contract, the equipment revenue is recognized up to the amount collected when the wireless device is sold.

Wireline

Our Wireline segment earns revenue based upon usage of its network and facilities and contract fees. In general, fixed monthly fees for voice, video, data and certain other services are billed one month in advance and recognized when earned. Revenue from services that are not fixed in amount and are based on usage is generally billed in arrears and recognized when service is rendered.

We sell each of the services offered in bundled arrangements (i.e., voice, video and data), as well as separately; therefore each product or service has a standalone selling price. For these arrangements revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service. These services include FiOS services, individually or in bundles, and High Speed Internet.

When we bundle equipment with maintenance and monitoring services, we recognize equipment revenue when the equipment is installed in accordance with contractual specifications and ready for the customer's use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services.

Installation related fees, along with the associated costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period.

For each of our segments we report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of services and sales as these costs are incurred.

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred (see Note 15).

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Where appropriate, diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans.

There were a total of approximately 8 million, 9 million and 6 million stock options and restricted stock units outstanding included in the computation of diluted earnings per common share for the years ended December 31, 2013, 2012 and 2011, respectively. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share, because to do so would have been anti-dilutive for the period, were not significant for the years ended December 31, 2013 and 2012, respectively, and included approximately 19 million weighted-average shares for the years ended December 31, 2011.

As of December 31, 2013, we were authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively. On January 28, 2014, at a special meeting of our shareholders, we received shareholder approval to increase our authorized shares of common stock by 2 billion shares to an aggregate of 6.25 billion authorized shares of common stock. On February 4, 2014, this authorization became effective.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value and include amounts held in money market funds.

Marketable Securities

We have investments in marketable securities, which are considered "available-for-sale" under the provisions of the accounting standard for certain debt and equity securities, and are included in the accompanying consolidated balance sheets in Short-term investments, Investments in unconsolidated businesses or Other assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other-than-temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Inventories

Inventory consists of wireless and wireline equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Plant, property and equipment of wireline and wireless operations are generally depreciated on a straight-line basis.

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the related lease, calculated from the time the asset was placed in service.

When the depreciable assets of our wireline and wireless operations are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary for average useful lives for 2013, 2012 and 2011. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in an increase in depreciation expense of $0.4 billion in 2011. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software that has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Planning, software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see "Goodwill and Other Intangible Assets" below. Also, see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter or more frequently if impairment indicators are present. The Company has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Company may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

We test our wireless licenses for potential impairment annually. In 2013, we performed a qualitative assessment to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our assessment, we considered several qualitative factors including the business enterprise value of Wireless, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA (Earnings before interest, taxes, depreciation and amortization) margin projections), the projected financial performance of Wireless, as well as other factors. In 2012 and 2011, our quantitative assessment consisted of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. Using the quantitative assessment, we evaluated our licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization and Long-Lived Assets
Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their estimated useful lives. All of our intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision in their remaining useful lives.

For information related to the carrying amount of goodwill by segment, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets, see Note 3.

Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Income Taxes
Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The accounting standard relating to income taxes generated by leveraged lease transactions requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which the change occurs.

Significant management judgment is required in evaluating our tax positions and in determining our effective tax rate.

Stock-Based Compensation
We measure and recognize compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 10 for further details.

Foreign Currency Translation
The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated other comprehensive income, a separate component of Equity, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated other comprehensive income. Other exchange gains and losses are reported in income.

Employee Benefit Plans
Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are generally amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the actual fair value of plan assets. Actuarial gains and losses are recognized in operating results in the year in which they occur. These gains and losses are measured annually as of December 31 or upon a remeasurement event. Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 11).

We recognize a pension or a postretirement plan's funded status as either an asset or liability on the consolidated balance sheets. Also, we measure any unrecognized prior service costs and credits that arise during the period as a component of Accumulated other comprehensive income, net of applicable income tax.

Derivative Instruments
We have entered into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates, interest rates, equity and commodity prices. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate and commodity swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income and recognized in earnings when the hedged item is recognized in earnings.

Recently Adopted Accounting Standards
During the first quarter of 2013, we adopted the accounting standard update regarding testing of intangible assets for impairment. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The adoption of this standard update did not have an impact on our consolidated financial statements.

During the first quarter of 2013, we adopted the accounting standard update regarding reclassifications out of Accumulated other comprehensive income. This standard update requires companies to report the effect of significant reclassifications out of Accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other required disclosures that provide additional detail about those amounts. See Note 14 for additional details.

During the third quarter of 2013, we adopted the accounting standard update regarding the ability to use the Federal Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. Previously the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (LIBOR) were considered to be the only benchmark interest rates. The adoption of this standard update did not have a significant impact on our consolidated financial statements.

Recent Accounting Standards
In July 2013, the accounting standard update relating to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists was issued. The standard update provides that a liability related to an unrecognized tax benefit should be offset against same jurisdiction deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. We will adopt this standard update during the first quarter of 2014. We are currently evaluating the consolidated balance sheet impact related to this standard update.

NOTE 2

ACQUISITIONS AND DIVESTITURES

Wireless

Wireless Transaction
On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone Group Plc (Vodafone) and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone's indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion.

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately $60.15 billion of Verizon's common stock, par value $0.10 per share (the Stock Consideration), (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon's indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration of approximately $2.5 billion. As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness. See Note 8 for additional information.

In accordance with the accounting standard on consolidation, a change in a parent's ownership interest while the parent retains a controlling financial interest in its subsidiary is accounted for as an equity transaction and remeasurement of assets and liabilities of previously controlled and consolidated subsidiaries is not permitted. As a result, we will account for the Wireless Transaction by adjusting the carrying amount of the noncontrolling interest to reflect the change in Verizon's ownership interest in Verizon Wireless. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to Verizon.

Omnitel Transaction
On February 21, 2014, Verizon and Vodafone also implemented the sale of the Omnitel Interest (the Omnitel Transaction) by a subsidiary of Verizon to a subsidiary of Vodafone in connection with the Wireless Transaction pursuant to a separate share purchase agreement. We will recognize a gain on the disposal of the Omnitel interest in the first quarter of 2014.

Verizon Notes
The Verizon Notes were issued pursuant to Verizon's existing indenture. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014. The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%. The indenture that governs the Verizon Notes contains certain negative covenants, including a negative pledge covenant and a merger or similar transaction covenant, affirmative covenants and events of default that are

customary for companies maintaining an investment grade credit rating. An event of default for either series of the Verizon Notes may result in acceleration of the entire principal amount of all debt securities of that series. Beginning two years after the closing of the Wireless Transaction, Verizon may redeem all or any portion of the outstanding Verizon Notes held by Vodafone or any of its affiliates for a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Verizon Notes may only be transferred by Vodafone to third parties in specified amounts during specified periods, commencing January 1, 2017. The Verizon Notes held by third parties will not be redeemable. Verizon has agreed to file a registration statement with respect to the Verizon Notes at least three months prior to the Verizon Notes becoming transferable.

Other Consideration

Included in the other consideration paid to Vodafone is the indirect assumption of long-term obligations with respect to 5.143% Class D and Class E cumulative preferred stock (Preferred Stock) issued by one of the Purchased Entities. Both the Class D (825,000 shares outstanding) and Class E shares (825,000 shares outstanding) are mandatorily redeemable in April 2020 at $1,000 per share plus any accrued and unpaid dividends. Dividends accrue at 5.143% per annum and will be treated as interest expense. Both the Class D and Class E shares will be classified as liability instruments and will be recorded at fair value as determined at the closing of the Wireless Transaction.

Pro Forma Information

The unaudited pro forma information presents the combined operating results of Verizon and the Vodafone Interest, with the results prior to the Wireless Transaction closing date adjusted to include the pro forma impact of: the elimination of the historical equity in earnings, net of tax, related to the investment in Omnitel; an adjustment to reflect interest expense associated with the additional indebtedness incurred and expected to be incurred in connection with the Wireless Transaction and outstanding as of the closing of the Wireless Transaction; an adjustment for the dividends on the Preferred Stock; an adjustment for the amortization of certain debt incurrence costs based on the contractual life of the underlying indebtedness; an adjustment to reflect changes in the provision for income taxes associated with the additional income attributable to Verizon and the benefit associated with the additional interest expense; the elimination of the historical net income attributable to noncontrolling interests, representing the noncontrolling interest in Verizon Wireless; and an adjustment to reflect the sum of all other adjustments to the pro forma condensed consolidated statements of income on net income attributable to Verizon.

The unaudited pro forma results are presented for illustrative purposes only. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the Wireless Transaction had occurred as of January 1, 2012, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the Wireless Transaction was completed as of January 1, 2012:

		(dollars in millions)
Years ended December 31,	**2013**	2012
Net income attributable to Verizon	**$ 17,058**	$ 4,449

Spectrum License Transactions

Since 2012, we have entered into several strategic spectrum transactions including:

- During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional 4G LTE capacity:
  - Verizon Wireless acquired Advanced Wireless Services (AWS) spectrum in separate transactions with SpectrumCo and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo's members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.
  - Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile USA). As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and Personal Communication Services (PCS) licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile USA and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.
- During the first quarter of 2013, we completed license exchange transactions with T-Mobile License LLC and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges include a number of intra-market swaps that we expect will enable Verizon Wireless to make more efficient use of the AWS band. As a result of these exchanges, we received an aggregate $0.5 billion of AWS licenses at fair value and recorded an immaterial gain.
- During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.
- During the fourth quarter of 2013, we entered into license exchange agreements with T-Mobile USA to exchange certain AWS and PCS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in the first half of 2014. The exchange includes a number of swaps that we expect will result in more efficient use of the AWS and PCS bands. As a result of these agreements, $0.9 billion of Wireless licenses are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013. Upon completion of the transaction, we expect to record an immaterial gain.

- Subsequent to the transaction with T-Mobile USA in the fourth quarter of 2013, on January 6, 2014, we announced two agreements with T-Mobile USA with respect to our remaining 700 MHz A block spectrum licenses. Under one agreement, we will sell certain of these licenses to T-Mobile USA in exchange for cash consideration of approximately $2.4 billion, and under the second agreement we will exchange the remainder of these licenses for AWS and PCS spectrum licenses. These transactions are subject to the approval of the FCC as well as other customary closing conditions. These transactions are expected to close in the middle of 2014.

Other

During 2013, we acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, we obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. We recorded $0.2 billion of goodwill as a result of these transactions.

During 2012, we acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

Wireline

HUGHES Telematics, Inc.

During July 2012, we acquired HUGHES Telematics, Inc. (HUGHES Telematics) for approximately $12 per share in cash for a total acquisition price of $0.6 billion. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics' operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark Worldwide, Inc. (Terremark), a global provider of information technology infrastructure and cloud services, for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a tender offer followed by a "short-form" merger under Delaware law through which Terremark became a wholly-owned subsidiary of Verizon. The acquisition enhanced Verizon's offerings to business and government customers globally.

The consolidated financial statements include the results of Terremark's operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2011 the results of Terremark's acquired operations would not have had a significant impact on the consolidated net income attributable to Verizon. The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during May 2011.

Other

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Upon closing, we recorded $0.3 billion of goodwill. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. The consolidated financial statements include the results of the operations of each of these acquisitions from the date each acquisition closed.

On January 21, 2014, Verizon announced an agreement to acquire a business dedicated to the development of cloud television products and services for cash consideration that was not significant. The transaction, which was completed in February 2014, is expected to accelerate the availability of next-generation video services.

NOTE 3

WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLE ASSETS

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

	(dollars in millions)
Balance at January 1, 2012	$ 73,250
Acquisitions (Note 2)	4,544
Capitalized interest on wireless licenses	205
Reclassifications, adjustments and other	(255)
Balance at December 31, 2012	$ 77,744
Acquisitions (Note 2)	**579**
Dispositions (Note 2)	**(2,361)**
Capitalized interest on wireless licenses	**566**
Reclassifications, adjustments and other	**(781)**
Balance at December 31, 2013	**$ 75,747**

Reclassifications, adjustments and other includes $0.9 billion of Wireless licenses that are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013 as well as the exchanges of wireless licenses in 2013 and 2012. See Note 2 for additional details.

At December 31, 2013 and 2012, approximately $7.7 billion and $7.3 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs.

The average remaining renewal period of our wireless license portfolio was 5.1 years as of December 31, 2013. See Note 1 for additional details.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)	Wireless	Wireline	Total
Balance at January 1, 2012	$ 17,963	$ 5,394	$ 23,357
Acquisitions (Note 2)	209	551	760
Reclassifications, adjustments and other	–	22	22
Balance at December 31, 2012	$ 18,172	$ 5,967	$ 24,139
Acquisitions (Note 2)	**204**	**291**	**495**
Balance at December 31, 2013	**$ 18,376**	**$ 6,258**	**$ 24,634**

The increase in Goodwill at Wireless at December 31, 2013 was primarily due to obtaining control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated. This resulted in an immaterial gain recorded during the year ended December 31, 2013. The increase in Goodwill at Wireline at December 31, 2013 was primarily due to the acquisition of a provider of content delivery networks.

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

		2013				(dollars in millions) 2012
At December 31,	**Gross Amount**	**Accumulated Amortization**	**Net Amount**	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (5 to 13 years)	**$ 3,639**	**$ (2,660)**	**$ 979**	$ 3,556	$ (2,338)	$ 1,218
Non-network internal-use software (3 to 7 years)	**11,770**	**(7,317)**	**4,453**	10,415	(6,210)	4,205
Other (2 to 25 years)	**691**	**(323)**	**368**	802	(292)	510
Total	**$ 16,100**	**$ (10,300)**	**$ 5,800**	$ 14,773	$ (8,840)	$ 5,933

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2013	**$ 1,587**
2012	1,540
2011	1,505

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2014	$ 1,486
2015	1,215
2016	971
2017	784
2018	619

NOTE 4

PLANT, PROPERTY AND EQUIPMENT

The following table displays the details of Plant, property and equipment, which is stated at cost:

At December 31,	Lives (years)	2013	2012
		(dollars in millions)	
Land	–	$ 819	$ 859
Buildings and equipment	15–45	23,857	22,909
Central office and other network equipment	3–15	121,594	113,262
Cable, poles and conduit	11–50	55,240	53,761
Leasehold improvements	5–20	5,877	5,404
Work in progress	–	4,176	4,126
Furniture, vehicles and other	3–20	9,302	9,254
		220,865	209,575
Less accumulated depreciation		131,909	120,933
Total		$ 88,956	$ 88,642

NOTE 5

INVESTMENTS IN UNCONSOLIDATED BUSINESSES

Our investments in unconsolidated businesses are comprised of the following:

At December 31,	Ownership	2013	2012
		(dollars in millions)	
Equity Investees			
Vodafone Omnitel	23.1%	$ 2,511	$ 2,200
Other	Various	818	1,106
Total equity investees		3,329	3,306
Cost Investees	Various	103	95
Total investments in unconsolidated businesses		$ 3,432	$ 3,401

Dividends and repatriations of foreign earnings received from these investees were not significant in 2013, $0.4 billion in 2012 and $0.5 billion in 2011. See Note 12 regarding undistributed earnings of our foreign subsidiaries.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is one of the largest wireless communications companies in Italy. At December 31, 2013 and 2012, our investment in Vodafone Omnitel included goodwill of $1.1 billion and $1.0 billion, respectively. As part of the consideration of the Wireless Transaction, a subsidiary of Verizon sold its entire ownership interest in Vodafone Omnitel to a subsidiary of Vodafone on February 21, 2014. See Note 2 for additional information.

Other Equity Investees

The remaining investments include wireless partnerships in the U.S., limited partnership investments in entities that invest in affordable housing projects and other smaller domestic and international investments.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

At December 31,	2013	2012
	(dollars in millions)	
Current assets	$ 3,983	$ 3,516
Noncurrent assets	7,748	8,159
Total assets	$ 11,731	$ 11,675
Current liabilities	$ 4,692	$ 5,526
Noncurrent liabilities	5	5
Equity	7,034	6,144
Total liabilities and equity	$ 11,731	$ 11,675

Income Statement

Years Ended December 31,	2013	2012	2011
		(dollars in millions)	
Net revenue	$ 8,984	$ 10,825	$ 12,668
Operating income	1,632	2,823	4,021
Net income	925	1,679	2,451

NOTE 6

NONCONTROLLING INTERESTS

Noncontrolling interests in equity of subsidiaries were as follows:

At December 31,	2013	2012
	(dollars in millions)	
Verizon Wireless	$ 55,465	$ 51,492
Wireless partnerships and other	1,115	884
	$ 56,580	$ 52,376

Wireless Joint Venture

Our Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless (Verizon Wireless). Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. As of December 31, 2013, Verizon owned a controlling 55% interest in Verizon Wireless and Vodafone owned the remaining 45%. On February 21, 2014, Verizon completed the Wireless Transaction and acquired 100% ownership of Verizon Wireless. See Note 2 for additional information.

Special Distributions

In May 2013, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the second quarter of 2013 in proportion to their partnership interests on the payment date, in the aggregate amount of $7.0 billion. As a result, Vodafone received a cash payment of $3.15 billion and the remainder of the distribution was received by Verizon.

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

NOTE 7

LEASING ARRANGEMENTS

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 37 years as of December 31, 2013. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with U.S. GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees varies from AAA to CCC+. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

(dollars in millions)

At December 31,	2013			2012		
	Leveraged Leases	**Direct Finance Leases**	**Total**	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	**$ 1,069**	**$ 16**	**$ 1,085**	$ 1,253	$ 58	$ 1,311
Estimated residual value	**780**	**5**	**785**	923	6	929
Unearned income	**(589)**	**(4)**	**(593)**	(654)	(10)	(664)
Total	**$ 1,260**	**$ 17**	**$ 1,277**	$ 1,522	$ 54	$ 1,576
Allowance for doubtful accounts			**(90)**			(99)
Finance lease receivables, net			**$ 1,187**			$ 1,477
Prepaid expenses and other			**$ 5**			$ 22
Other assets			**1,182**			1,455
			$ 1,187			$ 1,477

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $1.0 billion at December 31, 2013 and $1.2 billion at December 31, 2012.

The following table is a summary of the components of income from leveraged leases:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Pre-tax income	**$ 34**	$ 30	$ 61
Income tax expense	**12**	12	24

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2013, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2014	$ 34	$ 197
2015	46	170
2016	114	142
2017	38	50
2018	56	23
Thereafter	797	19
Total	$ 1,085	$ 601

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.6 billion in 2013 and $2.5 billion in 2012 and 2011, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

(dollars in millions)

At December 31,	2013	2012
Capital leases	**$ 353**	$ 358
Less accumulated amortization	**188**	158
Total	**$ 165**	$ 200

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2013, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2014	$ 110	$ 2,255
2015	70	2,020
2016	54	1,703
2017	46	1,379
2018	20	1,085
Thereafter	83	3,748
Total minimum rental commitments	383	$ 12,190
Less interest and executory costs	90	
Present value of minimum lease payments	293	
Less current installments	91	
Long-term obligation at December 31, 2013	**$ 202**	

NOTE 8

DEBT

Changes to debt during 2013 are as follows:

(dollars in millions)

	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2013	$ 4,369	$ 47,618	$ 51,987
Proceeds from long-term borrowings	–	49,166	49,166
Repayments of long-term borrowings and capital leases obligations	(3,943)	(4,220)	(8,163)
Decrease in short-term obligations, excluding current maturities	(142)	–	(142)
Reclassifications of long-term debt	3,328	(3,328)	–
Other	321	422	743
Balance at December 31, 2013	$ 3,933	$ 89,658	$ 93,591

Debt maturing within one year is as follows:

(dollars in millions)

At December 31,	2013	2012
Long-term debt maturing within one year	$ 3,486	$ 3,869
Commercial paper and other	447	500
Total debt maturing within one year	$ 3,933	$ 4,369

The weighted-average interest rate for our commercial paper outstanding was 0.2% and 0.4% at December 31, 2013 and 2012, respectively.

Credit Facilities

On August 13, 2013, we amended our $6.2 billion credit facility with a group of major financial institutions to extend the maturity date to August 12, 2017. As of December 31, 2013, the unused borrowing capacity under this credit facility was approximately $6.1 billion.

During October 2013, we entered into a $2.0 billion 364-day revolving credit agreement with a group of major financial institutions. Although effective as of October 2013, we could not draw on this revolving credit agreement prior to the completion of the Wireless Transaction. We may use borrowings under the 364-day credit agreement for general corporate purposes. The 364-day revolving credit agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, this agreement requires us to maintain a leverage ratio (as defined in the agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

(dollars in millions)

At December 31,	Interest Rates %	Maturities	2013	2012
Verizon Communications–notes payable and other	0.50 – 3.85	2014 – 2042	$ 20,416	$ 11,198
	4.50 – 5.50	2015 – 2041	20,226	7,062
	5.55 – 6.90	2016 – 2043	31,965	11,031
	7.35 – 8.95	2018 – 2039	5,023	5,017
	Floating	2014 – 2018	5,500	1,000
Verizon Wireless–notes payable and other	8.50 – 8.88	2015 – 2018	3,931	8,635
Verizon Wireless–Alltel assumed notes	6.80 – 7.88	2016 – 2032	1,300	1,500
Telephone subsidiaries–debentures	5.13 – 6.86	2027 – 2033	1,075	2,045
	7.38 – 7.88	2022 – 2032	1,099	1,349
	8.00 – 8.75	2019 – 2031	880	880
Other subsidiaries–debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700
Capital lease obligations (average rate of 8.1% and 6.3% in 2013 and 2012, respectively)			293	298
Unamortized discount, net of premium			(264)	(228)
Total long-term debt, including current maturities			93,144	51,487
Less long-term debt maturing within one year			3,486	3,869
Total long-term debt			$ 89,658	$ 47,618

2013

During March 2013, we issued $0.5 billion aggregate principal amount of floating rate Notes due 2015 in a private placement resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds were used for the repayment of commercial paper.

During April 2013, $1.25 billion of 5.25% Verizon Communications Notes matured and were repaid. In addition, during June 2013, $0.5 billion of 4.375% Verizon Communications Notes matured and were repaid.

During September 2013, in connection with the Wireless Transaction, we issued $49.0 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $48.7 billion, net of discounts and issuance costs. The issuances consisted of the following: $2.25 billion aggregate principal amount of floating rate Notes due 2016 that bear interest at a rate equal to three-month LIBOR plus 1.53% which rate will be reset quarterly, $1.75 billion aggregate principal amount of floating rate Notes due 2018 that bear interest at a rate equal to three-month LIBOR plus 1.75% which rate will be reset quarterly, $4.25 billion aggregate principal amount of 2.50% Notes due 2016, $4.75 billion aggregate principal amount of 3.65% Notes due 2018, $4.0 billion aggregate principal amount of 4.50% Notes due 2020, $11.0 billion aggregate principal amount of 5.15% Notes due 2023, $6.0 billion aggregate principal amount of 6.40% Notes due 2033 and $15.0 billion aggregate principal amount of 6.55% Notes due 2043 (collectively, the new notes). The proceeds of the new notes were used to finance, in part, the Wireless Transaction and to pay related fees and expenses. As a result of the issuance of the new notes, we incurred interest expense related to the Wireless Transaction of $0.7 billion during 2013.

In addition, during 2013 we utilized $0.2 billion under fixed rate vendor financing facilities.

During February 2014, we issued €1.75 billion aggregate principal amount of 2.375% Notes due 2022, €1.25 billion aggregate principal amount of 3.25% Notes due 2026 and £0.85 billion aggregate principal amount of 4.75% Notes due 2034. The issuance of these Notes resulted in cash proceeds of approximately $5.4 billion, net of discounts and issuance costs. The net proceeds were used, in part, to finance the Wireless Transaction. Any net proceeds not used to finance the Wireless Transaction will be used for general corporate purposes. Also, during February 2014, we issued $0.5 billion aggregate principal amount of 5.9% Retail Notes due 2054 resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds will be used for general corporate purposes.

Verizon Notes

During February 2014, in connection with the Wireless Transaction, we issued $5.0 billion aggregate principal amount of floating rate notes. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014 (see Note 2). The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%.

Term Loan Agreement

During October 2013, we entered into a term loan agreement with a group of major financial institutions pursuant to which we drew $6.6 billion to finance, in part, the Wireless Transaction and to pay transaction costs. Half of any loans under the term loan agreement have a maturity of three years and the other half have a maturity of five years (the 5-Year Loans). The 5-Year Loans provide for the partial amortization of principal during the last two years that they are outstanding. Loans under the term loan agreement bear interest at floating rates. The term loan agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, the term loan agreement requires us to maintain a leverage ratio (as defined in the term loan agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Bridge Credit Agreement

During September 2013, we entered into a $61.0 billion bridge credit agreement with a group of major financial institutions. The credit agreement provided us with the ability to borrow up to $61.0 billion to finance, in part, the Wireless Transaction and to pay related transaction costs. Following the September 2013 issuance of notes, borrowing availability under the bridge credit agreement was reduced to $12.0 billion. Following the effectiveness of the term loan agreement in October 2013, the bridge credit agreement was terminated in accordance with its terms and as such, the related fees of $0.2 billion were recognized in Other income and (expense), net during the fourth quarter of 2013.

2012

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased at a price of 186.5% of the principal amount of the notes (see "Early Debt Redemption and Other Costs") and $0.35 billion principal amount of the notes remained outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of 0.70% Notes due 2015, $0.5 billion of 1.10% Notes due 2017, $1.75 billion of 2.45% Notes due 2022 and $1.25 billion of 3.85% Notes due 2042. During December 2012, the net proceeds were used to redeem: $0.7 billion of the $2.0 billion of 8.75% Notes due November 2018 at a redemption price of 140.2% of the principal amount of the notes (see "Early Debt Redemption and Other Costs"), $0.75 billion of 4.35% Notes due February 2013 at a redemption price of 100.7% of the principal amount of the notes and certain telephone subsidiary debt (see "Telephone and Other Subsidiary Debt"), as well as for the Tender Offer and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

Verizon Wireless – Notes Payable and Other

Verizon Wireless Capital LLC, a wholly-owned subsidiary of Verizon Wireless, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Verizon Wireless by acting as co-issuer. Other than the financing activities as a co-issuer of Verizon Wireless indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. Verizon Wireless is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes.

2013

During November 2013, $1.25 billion of 7.375% Verizon Wireless Notes and $0.2 billion of 6.50% Verizon Wireless Notes matured and were repaid. Also during November 2013, Verizon Wireless redeemed $3.5 billion of 5.55% Notes, due February 1, 2014 at a redemption price of 101% of the principal amount of the notes. Any accrued and unpaid interest was paid to the date of redemption.

2012

During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid.

Telephone and Other Subsidiary Debt

2013

During May 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. During June 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. In addition, during June 2013, we redeemed $0.25 billion of 7.15% Verizon Maryland LLC Debentures, due May 2023 at a redemption price of 100% of the principal amount of the debentures. During October 2013, $0.3 billion of 4.75% Verizon New England Inc. Debentures matured and were repaid. During November 2013, we redeemed $0.3 billion of 6.70% Verizon New York Inc. Debentures, due November 2023 at a redemption price of 100% of the principal amount of the debentures. During December 2013, we redeemed $0.2 billion of 7.0% Verizon New York Inc. Debentures, due December 2033 at a redemption price of 100% of the principal amount of the debentures and $20 million of 7.0% Verizon Delaware LLC Debentures, due December 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During December 2012, we redeemed the $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 at a redemption price of 101.1% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012, various Telephone and Other Subsidiary Debentures totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2013, $3.1 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2013, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2013 are as follows:

Years	(dollars in millions)
2014	$ 3,486
2015	2,740
2016	10,818
2017	1,331
2018	14,970
Thereafter	59,799

NOTE 9

FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

(dollars in millions)

	Level 1[1]	Level 2[2]	Level 3[3]	Total
Assets:				
Cash and cash equivalents:				
Fixed income securities	$ 9,190	$ –	$ –	$ 9,190
Short-term investments:				
Equity securities	387	–	–	387
Fixed income securities	3	211	–	214
Other assets:				
Forward interest rate swaps	–	76	–	76
Fixed income securities	–	875	–	875
Cross currency swaps	–	166	–	166
Total	$ 9,580	$ 1,328	$ –	$ 10,908
Liabilities:				
Other liabilities:				
Interest rate swaps	$ –	$ 23	$ –	$ 23
Total	$ –	$ 23	$ –	$ 23

(1) quoted prices in active markets for identical assets or liabilities
(2) observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) no observable pricing inputs in the market

Equity securities consist of investments in common stock of domestic and international corporations measured using quoted prices in active markets.

Fixed income securities consist primarily of investments in U.S. Treasuries, as well as municipal bonds. We use quoted prices in active markets for our U.S. Treasury securities, and therefore these securities are classified as Level 1. For all other fixed income securities that do not have quoted prices in active markets, we use alternative matrix pricing resulting in these debt securities being classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments. Our derivative instruments are recorded on a gross basis.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2013.

Fair Value of Short-term and Long-term Debt
The fair value of our debt is determined using various methods, including quoted prices for identical terms and maturities, which is a Level 1 measurement, as well as quoted prices for similar terms and maturities in inactive markets and future cash flows discounted at current rates, which are Level 2 measurements. The fair value of our short-term and long-term debt, excluding capital leases, was as follows:

(dollars in millions)

At December 31,		2013		2012
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	**$ 93,298**	**$ 103,527**	$ 51,689	$ 61,552

Derivative Instruments

Interest Rate Swaps
We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on LIBOR, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities.

During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments was recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations. During the second quarter of 2013, interest rate swaps with a notional value of $1.25 billion matured and the impact to our consolidated financial statements was not material. During the third quarter of 2013, we entered into interest rate swaps with a total notional value of $1.8 billion. At December 31, 2013 and 2012, the fair value of these interest rate swaps was not material. At December 31, 2013, the total notional amount of these interest rate swaps was $1.8 billion. The ineffective portion of these interest rate swaps was not material at December 31, 2013.

Forward Interest Rate Swaps
In order to manage our exposure to future interest rate changes, during the fourth quarter of 2013, we entered into forward interest rate swaps with a notional value of $2.0 billion. We designated these contracts as cash flow hedges. The fair value of these contracts was not material at December 31, 2013.

Cross Currency Swaps
Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2013 or December 31, 2012. During 2013 and 2012 the gains with respect to these swaps were not material.

During February 2014, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $5.4 billion of Euro and British Pound Sterling denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions with whom we have negotiated derivatives agreements (ISDA master agreement) and credit support annex agreements which provide rules for collateral exchange. We generally apply collateralized arrangements with our counterparties for uncleared derivatives to mitigate credit risk. We may enter into swaps on an uncollateralized basis in certain circumstances. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

NOTE 10

STOCK-BASED COMPENSATION

Verizon Communications Long-Term Incentive Plan
The Verizon Communications Inc. Long-Term Incentive Plan (the Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. The maximum number of shares available for awards from the Plan is 119.6 million shares.

Restricted Stock Units
The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

Performance Stock Units
The Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding performance goals have been achieved over the three-year performance cycle. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award. The granted and cancelled activity for the PSU award includes adjustments for the performance goals achieved.

The following table summarizes Verizon's Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2011	20,923	32,380
Granted	6,667	10,348
Payments	(7,600)	(12,137)
Cancelled/Forfeited	(154)	(2,977)
Outstanding December 31, 2011	19,836	27,614
Granted	6,350	20,537
Payments	(7,369)	(8,499)
Cancelled/Forfeited	(148)	(189)
Outstanding December 31, 2012	18,669	39,463
Granted	**4,950**	**7,470**
Payments	**(7,246)**	**(22,703)**
Cancelled/Forfeited	**(180)**	**(506)**
Outstanding December 31, 2013	**16,193**	**23,724**

As of December 31, 2013, unrecognized compensation expense related to the unvested portion of Verizon's RSUs and PSUs was approximately $0.4 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2013 and 2012 have weighted-average grant date fair values of $47.96 and $38.67 per unit, respectively. During 2013, 2012 and 2011, we paid $1.1 billion, $0.6 billion and $0.7 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless' Long-Term Incentive Plan
The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2013, all VARs were fully vested. We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. All outstanding VARs are fully exercisable and have a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The following table summarizes the assumptions used in the Black-Scholes model during 2013:

	End of Period
Risk-free rate	0.11%
Expected term (in years)	0.12
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2011	11,569	$ 13.11
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74
Outstanding rights, December 31, 2011	8,214	12.39
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10
Outstanding rights, December 31, 2012	4,766	13.89
Exercised	**(1,916)**	**13.89**
Cancelled/Forfeited	**(3)**	**13.89**
Outstanding rights, December 31, 2013	**2,847**	**13.89**

During 2013, 2012 and 2011, we paid $0.1 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in Net income attributable to Verizon was $0.4 billion, $0.7 billion and $0.5 billion for 2013, 2012 and 2011, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon's stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 2011	56,844	$ 44.25
Exercised	(7,104)	35.00
Cancelled/Forfeited	(21,921)	51.06
Outstanding, December 31, 2011	27,819	41.24
Exercised	(7,447)	35.20
Cancelled/Forfeited	(17,054)	45.15
Outstanding, December 31, 2012	3,318	34.69
Exercised	**(2,253)**	**34.85**
Cancelled/Forfeited	**(82)**	**34.49**
Outstanding, December 31, 2013	**983**	**34.35**

All stock options outstanding at December 31, 2013, 2012 and 2011 were exercisable.

The following table summarizes information about Verizon's stock options outstanding as of December 31, 2013:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$ 30.00–39.99	969	0.1	$ 34.18
40.00–49.99	14	0.1	46.31
Total	**983**	**0.1**	**34.35**

The total intrinsic value for stock options outstanding as of December 31, 2013 is not significant. The total intrinsic value of stock options exercised was not significant in 2013 and the associated tax benefits were not significant in 2013, 2012 and 2011. The amount of cash received from the exercise of stock options was $0.1 billion in 2013, $0.3 billion in 2012 and $0.2 billion in 2011. There was no stock option expense for 2013, 2012 and 2011.

NOTE 11

EMPLOYEE BENEFITS

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain recent and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, operating expenses include pension and benefit related credits and/or charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment is recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2013**	2012	**2013**	2012
Change in Benefit Obligations				
Beginning of year	**$ 26,773**	$ 30,582	**$ 26,844**	$ 27,369
Service cost	**395**	358	**318**	359
Interest cost	**1,002**	1,449	**1,095**	1,284
Plan amendments	**(149)**	183	**(119)**	(1,826)
Actuarial (gain) loss, net	**(2,327)**	6,074	**(3,576)**	1,402
Benefits paid	**(1,777)**	(2,735)	**(1,520)**	(1,744)
Curtailment and termination benefits	**4**	–	**–**	–
Annuity purchase	**–**	(8,352)	**–**	–
Settlements paid	**(889)**	(786)	**–**	–
End of year	**$ 23,032**	$ 26,773	**$ 23,042**	$ 26,844
Change in Plan Assets				
Beginning of year	**$ 18,282**	$ 24,110	**$ 2,657**	$ 2,628
Actual return on plan assets	**1,388**	2,326	**556**	312
Company contributions	**107**	3,719	**1,360**	1,461
Benefits paid	**(1,777)**	(2,735)	**(1,520)**	(1,744)
Settlements paid	**(889)**	(786)	**–**	–
Annuity purchase	**–**	(8,352)	**–**	–
End of year	**$ 17,111**	$ 18,282	**$ 3,053**	$ 2,657
Funded Status				
End of year	**$ (5,921)**	$ (8,491)	**$ (19,989)**	$ (24,187)

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2013**	2012	**2013**	2012
Amounts recognized on the balance sheet				
Noncurrent assets	**$ 339**	$ 236	**$ –**	$ –
Current liabilities	**(137)**	(129)	**(710)**	(766)
Noncurrent liabilities	**(6,123)**	(8,598)	**(19,279)**	(23,421)
Total	**$ (5,921)**	$ (8,491)	**$ (19,989)**	$ (24,187)
Amounts recognized in Accumulated Other Comprehensive Income (Pre-tax)				
Prior Service Benefit (Cost)	**$ 25**	$ 181	**$ (2,120)**	$ (2,247)
Total	**$ 25**	$ 181	**$ (2,120)**	$ (2,247)

Beginning in 2013, as a result of federal health care reform, Verizon no longer files for the Retiree Drug Subsidy (RDS) and instead contracts with a Medicare Part D plan on a group basis to provide prescription drug benefits to Medicare eligible retirees.

During 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. This resulted in the adoption of plan amendments which will result in lower other postretirement benefit costs in 2013 and beyond.

The accumulated benefit obligation for all defined benefit pension plans was $22.9 billion and $26.5 billion at December 31, 2013 and 2012, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

(dollars in millions)

At December 31,	**2013**	2012
Projected benefit obligation	**$ 22,610**	$ 26,351
Accumulated benefit obligation	**22,492**	26,081
Fair value of plan assets	**16,350**	17,623

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

(dollars in millions)

	Pension			Health Care and Life		
Years Ended December 31,	**2013**	2012	2011	**2013**	2012	2011
Service cost	**$ 395**	$ 358	$ 307	**$ 318**	$ 359	$ 299
Amortization of prior service cost (credit)	**6**	(1)	72	**(247)**	(89)	(57)
Subtotal	**401**	357	379	**71**	270	242
Expected return on plan assets	**(1,245)**	(1,795)	(1,976)	**(143)**	(171)	(163)
Interest cost	**1,002**	1,449	1,590	**1,095**	1,284	1,421
Subtotal	**158**	11	(7)	**1,023**	1,383	1,500
Remeasurement (gain) loss, net	**(2,470)**	5,542	4,146	**(3,989)**	1,262	1,787
Net periodic benefit (income) cost	**(2,312)**	5,553	4,139	**(2,966)**	2,645	3,287
Curtailment and termination benefits	**4**	–	–	**–**	–	–
Total	**$ (2,308)**	$ 5,553	$ 4,139	**$ (2,966)**	$ 2,645	$ 3,287

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2013**	2012	**2013**	2012
Prior service cost	**$ (149)**	$ 183	**$ (119)**	$ (1,826)
Reversal of amortization items				
Prior service cost	**(6)**	1	**247**	89
Total recognized in other comprehensive (income) loss (pre-tax)	**$ (155)**	$ 184	**$ 128**	$ (1,737)

The estimated prior service cost for the defined benefit pension plan that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is not significant. The estimated prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive income into net periodic benefit (income) cost over the next fiscal year is $0.3 billion.

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life	
At December 31,	**2013**	2012	**2013**	2012
Discount Rate	**5.00%**	4.20%	**5.00%**	4.20%
Rate of compensation increases	**3.00**	3.00	**N/A**	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life		
At December 31,	**2013**	2012	2011	**2013**	2012	2011
Discount Rate	**4.20%**	5.00%	5.75%	**4.20%**	5.00%	5.75%
Expected return on plan assets	**7.50**	7.50	8.00	**5.60**	7.00	6.00
Rate of compensation increases	**3.00**	3.00	3.00	**N/A**	N/A	N/A

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy.

The assumed health care cost trend rates follow:

	Health Care and Life		
At December 31,	**2013**	2012	2011
Healthcare cost trend rate assumed for next year	**6.50%**	7.00%	7.50%
Rate to which cost trend rate gradually declines	**4.75**	5.00	5.00
Year the rate reaches the level it is assumed to remain thereafter	**2020**	2016	2016

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)

One-Percentage Point	Increase	Decrease
Effect on 2013 service and interest cost	$ 184	$ (150)
Effect on postretirement benefit obligation as of December 31, 2013	2,539	(2,086)

Plan Assets

Historically, our portfolio strategy emphasized a long-term equity orientation, significant global diversification, and the use of both public and private investments. In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have shifted our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Our diversification and risk control processes serve to minimize the concentration of risk.

While target allocation percentages will vary over time, the company's overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The current target allocation for plan assets is designed so that 70% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds and emerging debt) and 30% of the assets are invested as liability hedging assets (typically longer duration fixed income). This allocation will shift as funded status improves to a higher allocation to liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. Due to our diversification and risks control processes, there are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets do not include significant amounts of Verizon common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2013 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	**$ 968**	**$ 881**	**$ 87**	**$ –**
Equity securities	**4,200**	**3,300**	**900**	**–**
Fixed income securities				
U.S. Treasuries and agencies	**1,097**	**691**	**406**	**–**
Corporate bonds	**2,953**	**212**	**2,579**	**162**
International bonds	**364**	**51**	**313**	**–**
Other	**3**	**–**	**3**	**–**
Real estate	**1,784**	**–**	**–**	**1,784**
Other				
Private equity	**3,942**	**–**	**–**	**3,942**
Hedge funds	**1,800**	**–**	**604**	**1,196**
Total	**$ 17,111**	**$ 5,135**	**$ 4,892**	**$ 7,084**

The fair values for the pension plans by asset category at December 31, 2012 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,618	$ 1,586	$ 32	$ –
Equity securities	2,944	2,469	475	–
Fixed income securities				
U.S. Treasuries and agencies	1,589	1,125	464	–
Corporate bonds	2,456	35	2,225	196
International bonds	601	140	461	–
Other	210	–	210	–
Real estate	2,018	–	–	2,018
Other				
Private equity	5,039	–	–	5,039
Hedge funds	1,807	–	1,249	558
Total	$ 18,282	$ 5,355	$ 5,116	$ 7,811

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

(dollars in millions)

	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2012	$ 189	$ 2,158	$ 6,055	$ 662	$ 9,064
Actual gain on plan assets	12	84	146	43	285
Purchases and sales	(14)	(224)	(1,162)	(147)	(1,547)
Transfers in	9	–	–	–	9
Balance at December 31, 2012	$ 196	$ 2,018	$ 5,039	$ 558	$ 7,811
Actual gain on plan assets	**12**	**81**	**674**	**84**	**851**
Purchases and sales	**(13)**	**(315)**	**(1,732)**	**(124)**	**(2,184)**
Transfers in (out)	**(33)**	**–**	**(39)**	**678**	**606**
Balance at December 31, 2013	**$ 162**	**$ 1,784**	**$ 3,942**	**$ 1,196**	**$ 7,084**

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2013 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	**$ 237**	**$ 12**	**$ 225**	**$ –**
Equity securities	**2,178**	**1,324**	**854**	**–**
Fixed income securities				
U.S. Treasuries and agencies	**121**	**94**	**27**	**–**
Corporate bonds	**252**	**45**	**207**	**–**
International bonds	**104**	**18**	**86**	**–**
Other	**161**	**40**	**121**	**–**
Total	**$ 3,053**	**$ 1,533**	**$ 1,520**	**$ –**

The fair values for the other postretirement benefit plans by asset category at December 31, 2012 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 291	$ 13	$ 278	$ –
Equity securities	1,753	1,004	749	–
Fixed income securities				
U.S. Treasuries and agencies	118	80	38	–
Corporate bonds	192	11	181	–
International bonds	189	72	117	–
Other	114	–	114	–
Total	$ 2,657	$ 1,180	$ 1,477	$ –

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of assets.

Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and domestic and foreign corporations. Fixed income also includes investments in collateralized mortgage obligations, mortgage backed securities and interest rate swaps. The fair value of fixed income securities is based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and thus is classified within Level 1 or Level 2.

Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. The fair values of real estate assets are typically determined by using income and/or cost approaches or a comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are classified within Level 3.

Private equity investments include those in limited partnerships that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include leveraged buyouts, venture capital, distressed investments and investments in natural resources. These investments are valued using inputs such as trading multiples of comparable public securities, merger and acquisition activity and pricing data from the most recent equity financing taking into consideration illiquidity, and thus are classified within Level 3.

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using net asset value per share (NAV) of the investments. Verizon has the ability to redeem these investments at NAV within the near term and thus are classified within Level 2. Investments that cannot be redeemed in the near term are classified within Level 3.

Cash Flows

In 2013, contributions to our qualified pension plans were not material. Also in 2013, we contributed $0.1 billion to our nonqualified pension plans and $1.4 billion to our other postretirement benefit plans. We anticipate approximately $1.2 billion in contributions to our qualified pension plans, $0.2 billion to our nonqualified pension plans and $1.4 billion to our other postretirement benefit plans in 2014.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

(dollars in millions)

Year	Pension Benefits	Health Care and Life
2014	$ 2,980	$ 1,582
2015	2,280	1,574
2016	1,742	1,538
2017	1,666	1,506
2018	1,377	1,474
2019-2023	6,712	6,846

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2013, the number of unallocated and allocated shares of common stock in this ESOP was 163 thousand and 62 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $1.0 billion in 2013 and $0.7 billion in 2012 and 2011, respectively.

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree's annuity payment equals the amount of such individual's pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan's funding percentage would not decrease as a result of the transaction.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers' accounting for postemployment benefits:

(dollars in millions)

Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2011	$ 1,569	$ 32	$ (474)	$ (14)	$ 1,113
2012	1,113	396	(531)	32	1,010
2013	**1,010**	**134**	**(381)**	**(6)**	**757**

Severance, Pension and Benefit (Credits) Charges

During 2013, we recorded net pre-tax severance, pension and benefits credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities, as described above, as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

NOTE 12

TAXES

The components of income before (provision) benefit for income taxes are as follows:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Domestic	**$ 28,833**	$ 9,316	$ 9,724
Foreign	**444**	581	759
Total	**$ 29,277**	$ 9,897	$ 10,483

The components of the provision (benefit) for income taxes are as follows:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Current			
Federal	**$ (197)**	$ 223	$ 193
Foreign	**(59)**	(45)	25
State and Local	**201**	114	290
Total	**(55)**	292	508
Deferred			
Federal	**5,060**	(559)	270
Foreign	**8**	10	(38)
State and Local	**717**	(403)	(455)
Total	**5,785**	(952)	(223)
Total income tax provision (benefit)	**$ 5,730**	$ (660)	$ 285

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2013	2012	2011
Statutory federal income tax rate	**35.0 %**	35.0 %	35.0 %
State and local income tax rate, net of federal tax benefits	**2.1**	(1.9)	(1.0)
Affordable housing credit	**(0.6)**	(1.9)	(1.8)
Employee benefits including ESOP dividend	**(0.4)**	(1.1)	(1.4)
Equity in earnings from unconsolidated businesses	**(0.3)**	(1.4)	(1.9)
Noncontrolling interests	**(14.3)**	(33.7)	(23.0)
Other, net	**(1.9)**	(1.7)	(3.2)
Effective income tax rate	**19.6 %**	(6.7)%	2.7 %

The effective income tax rate for 2013 was 19.6% compared to (6.7)% for 2012. The increase in the effective income tax rate and provision for income taxes was primarily due to higher income before income taxes as a result of severance, pension and benefit credits recorded during 2013 compared to lower income before income taxes as a result of severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The amounts of cash taxes paid are as follows:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Income taxes, net of amounts refunded	**$ 422**	$ 351	$ 762
Employment taxes	**1,282**	1,308	1,328
Property and other taxes	**2,082**	1,727	1,883
Total	**$ 3,786**	$ 3,386	$ 3,973

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

At December 31,	2013	2012
	(dollars in millions)	
Employee benefits	$ 10,242	$ 13,644
Tax loss and credit carry forwards	2,747	4,819
Uncollectible accounts receivable	213	206
Other – assets	959	1,050
	14,161	19,719
Valuation allowances	(1,596)	(2,041)
Deferred tax assets	12,565	17,678
Former MCI intercompany accounts receivable basis difference	1,121	1,275
Depreciation	14,030	13,953
Leasing activity	997	1,208
Wireless joint venture including wireless licenses	23,032	22,171
Other – liabilities	1,470	1,320
Deferred tax liabilities	40,650	39,927
Net deferred tax liability	$ 28,085	$ 22,249

At December 31, 2013, undistributed earnings of our foreign subsidiaries indefinitely invested outside the U.S. amounted to approximately $2.1 billion. The majority of Verizon's cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represent amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the U.S. and therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2013, we had net after-tax loss and credit carry forwards for income tax purposes of approximately $2.7 billion. Of these net after-tax loss and credit carry forwards, approximately $2.1 billion will expire between 2014 and 2033 and approximately $0.6 billion may be carried forward indefinitely. The amount of net after-tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.1 billion at December 31, 2012 due to federal and state tax law limitations on utilization of net operating losses.

During 2013, the valuation allowance decreased approximately $0.4 billion. The balance of the valuation allowance at December 31, 2013 and the 2013 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2013	2012	2011
			(dollars in millions)
Balance at January 1,	$ 2,943	$ 3,078	$ 3,242
Additions based on tax positions related to the current year	116	131	111
Additions for tax positions of prior years	250	92	456
Reductions for tax positions of prior years	(801)	(415)	(644)
Settlements	(210)	100	(56)
Lapses of statutes of limitations	(168)	(43)	(31)
Balance at December 31,	$ 2,130	$ 2,943	$ 3,078

Included in the total unrecognized tax benefits at December 31, 2013, 2012 and 2011 is $1.4 billion, $2.1 billion and $2.2 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after-tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2013	$ 33
2012	82
2011	60

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2013	$ 274
2012	386

The decrease in unrecognized tax benefits was primarily due to the resolution of issues with the Internal Revenue Services (IRS) involving tax years 2004 through 2006, as well as the resolution of tax controversies in Canada and Italy.

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the IRS and multiple state and foreign jurisdictions for various open tax years. The IRS is currently examining the Company's U.S. income tax returns for tax years 2007-2009 and Cellco Partnership's U.S. income tax returns for tax years 2010-2011. Significant tax examinations and litigation are ongoing in New York City for tax years as early as 2000. The amount of the liability for unrecognized tax benefits will change in the next twelve months due to the expiration of the statute of limitations in various jurisdictions and it is reasonably possible that various current tax examinations will conclude or require reevaluations of the Company's tax positions during this period. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved.

NOTE 13

SEGMENT INFORMATION

Reportable Segments

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker's assessment of segment performance.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs, lease financing, as well as other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker's assessment of segment performance.

The reconciliation of segment operating revenues and expenses to consolidated operating revenues and expenses below also includes those items of a non-recurring or non-operational nature. We exclude from segment results the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring or non-operational nature.

We have adjusted prior period consolidated and segment information, where applicable, to conform to current year presentation.

Our segments and their principal activities consist of the following:

Segment	Description
Wireless	Wireless' communications products and services include wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the United States.
Wireline	Wireline's voice, data and video communications products and enhanced services include broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

(dollars in millions)

2013	Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 66,282	$ –	$ 66,282
Other service	2,691	–	2,691
Service revenue	68,973	–	68,973
Equipment	8,096	–	8,096
Other	3,851	–	3,851
Consumer retail	–	14,737	14,737
Small business	–	2,587	2,587
Mass Markets	–	17,324	17,324
Strategic services	–	8,410	8,410
Core	–	6,267	6,267
Global Enterprise	–	14,677	14,677
Global Wholesale	–	5,703	5,703
Other	–	456	456
Intersegment revenues	103	1,063	1,166
Total operating revenues	81,023	39,223	120,246
Cost of services and sales	23,648	21,928	45,576
Selling, general and administrative expense	23,176	8,595	31,771
Depreciation and amortization expense	8,202	8,327	16,529
Total operating expenses	55,026	38,850	93,876
Operating income	$ 25,997	$ 373	$ 26,370
Assets	$ 146,429	$ 84,573	$ 231,002
Plant, property and equipment, net	35,932	51,885	87,817
Capital expenditures	9,425	6,229	15,654

(dollars in millions)

2012	Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 61,383	$ –	$ 61,383
Other service	2,290	–	2,290
Service revenue	63,673	–	63,673
Equipment	8,010	–	8,010
Other	4,096	–	4,096
Consumer retail	–	14,043	14,043
Small business	–	2,648	2,648
Mass Markets	–	16,691	16,691
Strategic services	–	8,052	8,052
Core	–	7,240	7,240
Global Enterprise	–	15,292	15,292
Global Wholesale	–	6,177	6,177
Other	–	508	508
Intersegment revenues	89	1,112	1,201
Total operating revenues	75,868	39,780	115,648
Cost of services and sales	24,490	22,413	46,903
Selling, general and administrative expense	21,650	8,883	30,533
Depreciation and amortization expense	7,960	8,424	16,384
Total operating expenses	54,100	39,720	93,820
Operating income	$ 21,768	$ 60	$ 21,828
Assets	$ 142,485	$ 84,815	$ 227,300
Plant, property and equipment, net	34,545	52,911	87,456
Capital expenditures	8,857	6,342	15,199

(dollars in millions)

2011	Wireless	Wireline	Total Segments
External Operating Revenues			
Retail service	$ 56,601	$ –	$ 56,601
Other service	2,497	–	2,497
Service revenue	59,098	–	59,098
Equipment	7,446	–	7,446
Other	3,517	–	3,517
Consumer retail	–	13,605	13,605
Small business	–	2,720	2,720
Mass Markets	–	16,325	16,325
Strategic services	–	7,607	7,607
Core	–	8,014	8,014
Global Enterprise	–	15,621	15,621
Global Wholesale	–	6,795	6,795
Other	–	704	704
Intersegment revenues	93	1,237	1,330
Total operating revenues	70,154	40,682	110,836
Cost of services and sales	24,086	22,158	46,244
Selling, general and administrative expense	19,579	9,107	28,686
Depreciation and amortization expense	7,962	8,458	16,420
Total operating expenses	51,627	39,723	91,350
Operating income	$ 18,527	$ 959	$ 19,486
Assets	$ 147,378	$ 86,185	$ 233,563
Plant, property and equipment, net	33,451	54,149	87,600
Capital expenditures	8,973	6,399	15,372

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Operating Revenues			
Total reportable segments	**$ 120,246**	$ 115,648	$ 110,836
Reconciling items:			
Corporate, eliminations and other	**304**	198	39
Consolidated operating revenues	**$ 120,550**	$ 115,846	$ 110,875

A reconciliation of the total of the reportable segments' operating income to consolidated Income before (provision) benefit for income taxes is as follows:

(dollars in millions)

Years Ended December 31,	2013	2012	2011
Operating Income			
Total segment operating income	**$ 26,370**	$ 21,828	$ 19,486
Severance, pension and benefit credits (charges) (Note 11)	**6,232**	(7,186)	(5,954)
Gain on spectrum license transaction (Note 2)	**278**	–	–
Litigation settlements (Note 16)	**–**	(384)	–
Other costs (Note 8)	**–**	(276)	–
Corporate, eliminations and other	**(912)**	(822)	(652)
Consolidated operating income	**31,968**	13,160	12,880
Equity in earnings of unconsolidated businesses	**142**	324	444
Other income and (expense), net	**(166)**	(1,016)	(14)
Interest expense	**(2,667)**	(2,571)	(2,827)
Income Before (Provision) Benefit for Income Taxes	**$ 29,277**	$ 9,897	$ 10,483

A reconciliation of the total of the reportable segments' assets to consolidated assets is as follows:

(dollars in millions)

At December 31,	2013	2012
Assets		
Total reportable segments	**$ 231,002**	$ 227,300
Corporate, eliminations and other	**43,096**	(2,078)
Total consolidated	**$ 274,098**	$ 225,222

Corporate, eliminations and other at December 31, 2013 is primarily comprised of cash and cash equivalents which were used to complete the Wireless Transaction on February 21, 2014.

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2013, 2012 and 2011. International operating revenues and long-lived assets are not significant.

NOTE 14

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Accumulated Other Comprehensive Income

The changes in the balances of Accumulated other comprehensive income by component are as follows:

(dollars in millions)	Foreign currency translation adjustments	Unrealized gain on cash flow hedges	Unrealized gain on marketable securities	Defined benefit pension and postretirement plans	Total
Balance at January 1, 2013	$ 793	$ 88	$ 101	$ 1,253	$ 2,235
Other comprehensive income	**60**	**50**	**33**	**–**	**143**
Amounts reclassified to net income	**–**	**(25)**	**(17)**	**22**	**(20)**
Net other comprehensive income	**60**	**25**	**16**	**22**	**123**
Balance at December 31, 2013	**$ 853**	**$ 113**	**$ 117**	**$ 1,275**	**$ 2,358**

The amounts presented above in net other comprehensive income are net of taxes and noncontrolling interests, which are not significant. For the year ended December 31, 2013, the amounts reclassified to net income related to defined benefit pension and postretirement plans in the table above are included in Cost of services and sales and Selling, general and administrative expense on our consolidated statements of income. For the year ended December 31, 2013, all other amounts reclassified to net income in the table above are included in Other income, net on our consolidated statements of income.

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2013, 2012 and 2011 was primarily related to our investment in Vodafone Omnitel N.V. and was primarily driven by the movements of the U.S. dollar against the Euro.

Net Unrealized Gains (Losses) on Cash Flow Hedges

During 2013, 2012 and 2011, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income (loss) attributable to noncontrolling interests, primarily reflect activity related to a cross currency swap (see Note 9). Reclassification adjustments for gains (losses) realized in net income were not significant.

Net Unrealized Gains (Losses) on Marketable Securities

During 2013, 2012 and 2011, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans at December 31, 2013 was not significant.

The change in Defined benefit pension and postretirement plans of $0.9 billion, net of taxes of $0.6 billion at December 31, 2012 was primarily a result of plan amendments.

NOTE 15

ADDITIONAL FINANCIAL INFORMATION

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Depreciation expense	**$ 15,019**	$ 14,920	$ 14,991
Interest costs on debt balances	**3,421**	2,977	3,269
Capitalized interest costs	**(754)**	(406)	(442)
Advertising expense	**2,438**	2,381	2,523

Balance Sheet Information

(dollars in millions)

At December 31,	**2013**	2012
Accounts Payable and Accrued Liabilities		
Accounts payable	**$ 4,954**	$ 4,454
Accrued expenses	**3,954**	4,529
Accrued vacation, salaries and wages	**4,790**	5,006
Interest payable	**1,199**	632
Taxes payable	**1,556**	1,561
	$ 16,453	$ 16,182
Other Current Liabilities		
Advance billings and customer deposits	**$ 2,829**	$ 3,554
Dividends payable	**1,539**	1,494
Other	**2,296**	1,357
	$ 6,664	$ 6,405

Cash Flow Information

(dollars in millions)

Years Ended December 31,	**2013**	2012	2011
Cash Paid			
Interest, net of amounts capitalized	**$ 2,122**	$ 1,971	$ 2,629

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion.

NOTE 16

COMMITMENTS AND CONTINGENCIES

In the ordinary course of business Verizon is involved in various commercial litigation and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

Verizon is currently involved in approximately 50 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that sell products and seek injunctive relief as well. These cases have progressed to various degrees and a small number may go to trial in the coming 12 months if they are not otherwise resolved. In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the following six years an additional $0.2 billion.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses. From time to time, counterparties may make claims under these provisions, and Verizon will seek to defend against those claims and resolve them in the ordinary course of business.

Subsequent to the sale of Verizon Information Services Canada in 2004, we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, despite the subsequent sale of Verizon Information Services Canada and the spin-off of our domestic print and Internet yellow pages directories business. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated as a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset each other. We do not believe performance under the guarantee is likely.

As of December 31, 2013, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $33.4 billion. Of this total amount, $19.7 billion is attributable to 2014, $8.8 billion is attributable to 2015 through 2016, $4.1 billion is attributable to 2017 through 2018 and $0.8 billion is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2013 totaled approximately $16 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2013, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

NOTE 17

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon[1]			
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)
2013						
March 31	**$ 29,420**	**$ 6,222**	**$ 1,952**	**$ .68**	**$ .68**	**$ 4,855**
June 30	**29,786**	**6,555**	**2,246**	**.78**	**.78**	**5,198**
September 30	**30,279**	**7,128**	**2,232**	**.78**	**.78**	**5,578**
December 31	**31,065**	**12,063**	**5,067**	**1.77**	**1.76**	**7,916**
2012						
March 31	$ 28,242	$ 5,195	$ 1,686	$ .59	$ .59	$ 3,906
June 30	28,552	5,651	1,825	.64	.64	4,285
September 30	29,007	5,483	1,593	.56	.56	4,292
December 31	30,045	(3,169)	(4,229)	(1.48)	(1.48)	(1,926)

- Results of operations for the second quarter of 2013 include after-tax credits attributable to Verizon of $0.1 billion related to a pension remeasurement.
- Results of operations for the third quarter of 2013 include immaterial after-tax credits attributable to Verizon related to a gain on a spectrum license transaction, as well as immaterial after-tax costs attributable to Verizon related to the Wireless Transaction.
- Results of operations for the fourth quarter of 2013 include after-tax credits attributable to Verizon of $3.7 billion related to severance, pension and benefit credits, as well as after-tax costs attributable to Verizon of $0.5 billion related to the Wireless Transaction.
- Results of operations for the third quarter of 2012 include after-tax charges attributable to Verizon of $0.2 billion related to legal settlements.
- Results of operations for the fourth quarter of 2012 include after-tax charges attributable to Verizon of $5.3 billion related to severance, pension and benefit charges and early debt redemption and other costs.

(1) Net income (loss) attributable to Verizon per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

BOARD OF DIRECTORS

Shellye L. Archambeau*
Chief Executive Officer
MetricStream, Inc.

Richard L. Carrión
Chairman, President and Chief Executive Officer
Popular, Inc.
and Chairman, President and Chief Executive Officer
Banco Popular de Puerto Rico

Melanie L. Healey
Group President – North America and Global Hyper-Market, Super-Market and Mass Channel
The Procter & Gamble Company

M. Frances Keeth
Retired Executive Vice President
Royal Dutch Shell plc

Robert W. Lane
Retired Chairman and Chief Executive Officer
Deere & Company

Lowell C. McAdam
Chairman and Chief Executive Officer
Verizon Communications Inc.

Sandra O. Moose**
President
Strategic Advisory Services LLC

Joseph Neubauer**
Chairman
ARAMARK Holdings Corporation

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.

Hugh B. Price**
Non-Resident Senior Fellow
The Brookings Institution

Rodney E. Slater
Partner
Patton Boggs LLP

Kathryn A. Tesija
Executive Vice President, Merchandising and Supply Chain
Target Corporation

Gregory D. Wasson
President and Chief Executive Officer
Walgreen Co.

---

* Shellye L. Archambeau was elected to the Board in 2013.

** Sandra O. Moose, Joseph Neubauer and Hugh B. Price will retire from the Board in April 2014.

CORPORATE OFFICERS AND EXECUTIVE LEADERSHIP

Lowell C. McAdam
Chairman and Chief Executive Officer

Francis J. Shammo
Executive Vice President and
Chief Financial Officer

Roy H. Chestnutt
Executive Vice President –
Strategy, Development and Planning

Nancy B. Clark
Senior Vice President – Operational Excellence

Matthew D. Ellis
Senior Vice President and Treasurer

Roger Gurnani
Executive Vice President and
Chief Information Officer

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and
Corporate Secretary

Rose Stuckey Kirk
President – Verizon Foundation

Daniel S. Mead
Executive Vice President and
President and Chief Executive Officer –
Verizon Wireless

Anthony J. Melone
Executive Vice President and
Chief Technology Officer

Randal S. Milch
Executive Vice President – Public Policy and
General Counsel

W. Robert Mudge
President –
Consumer and Mass Business Markets

Marc C. Reed
Executive Vice President and
Chief Administrative Officer

Shane A. Sanders
Senior Vice President – Internal Auditing

Anthony T. Skiadas
Senior Vice President and Controller

Michael T. Stefanski
Senior Vice President – Investor Relations

John G. Stratton
Executive Vice President and President –
Verizon Enterprise Solutions

Marni M. Walden
Executive Vice President and President –
Product and New Business Innovation